Exhibit 99.3

Execution Version

Dated September 5 2022

CUPRUM METALS PTE LTD

(as Borrower)

and

TURQUOISE HILL RESOURCES LTD.

(as Parent)

and

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

(as Lender)

US$650,000,000 SECURED EARLY ADVANCE FUNDING AGREEMENT

1

2

THIS AGREEMENT is made as of the 5th day of September, 2022 between

(1)	CUPRUM METALS PTE LTD, a corporation incorporated under the laws of the Republic of Singapore, as borrower (the “Borrower”);

(2)	TURQUOISE HILL RESOURCES LTD., a corporation continued under the laws of the Yukon Territory, as parent (the “Parent”); and

(3)	RIO TINTO INTERNATIONAL HOLDINGS LIMITED, a private limited company incorporated under the laws of the United Kingdom, as lender (the “Initial Lender” or “RTIH”).

WHEREAS RTIH and the Parent have entered into the Heads of Agreement (as such term is defined herein) providing for a financing plan that is intended to address the incremental funding requirement to timely develop the OT Project (as such term is defined herein);

AND WHEREAS pursuant to the Heads of Agreement, the Initial Lender has agreed to provide the Early Advance Facility (as such term is defined herein) to the Borrower in accordance with the terms and conditions set out herein;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, it is agreed as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

The terms hereinafter defined shall, for all purposes of this Agreement, have the meanings set out below unless the context otherwise requires:

“Affiliate” means, in respect of a specified person, any person which Controls, is Controlled by, or is under common Control with, such specified person and, in the case of the Lender or any member of the Rio Tinto Group, “Affiliate” includes any member of the Rio Tinto Group but excludes the Parent and its Subsidiaries and, in the case of the Parent or any of its Subsidiaries, excludes any member of the Rio Tinto Group;

“Agreed Currency” has the meaning given to such term in Subsection 14.18(a);

“Agreement” means this secured early advance funding agreement, including its recitals and schedules;

“Applicable Laws” means all applicable laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licences, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether federal, provincial, territorial, municipal or local, whether domestic or foreign, and whether legislative, administrative or judicial in nature, and “Applicable Law” means any of the foregoing;

“Arrangement” means the plan of arrangement transaction contemplated by the Arrangement Agreement;

“Arrangement Agreement” means the arrangement agreement dated the date hereof between the Parent, the Lender and Rio Tinto plc, as it may be amended, supplemented or restated from time to time in accordance with the terms thereof;

“Aruba Holdings” means THR Aruba Holdings LLC A.V.V. (formerly known as Ivanhoe Mines Aruba Holdings LLC A.V.V.);

“Availability Period” means the period from and including the date of this Agreement to the date which is the earlier of (i) the date immediately preceding the Maturity Date, (ii) the date on which the maximum principal amount of the Early Advance Facility has been disbursed to the Borrower in accordance with the terms of this Agreement and (iii) the date of termination of this Agreement pursuant to Section 7.4;

“Available Funds” means, as of the date of a given Funding Request, the amount of cash and cash equivalents and other sources of funds then available to the Parent and its Subsidiaries less the Permitted Working Capital Reserve; provided that for the purposes of this Agreement, in the event the Available Funds are less than zero, the shortfall amount shall be included in the calculation of the Required Funds Deficiency as set out in Schedule G hereto;

“Borrower” has the meaning given to such term in the recitals hereto;

“Business Day” means any day other than a Saturday or Sunday upon which banks in Montreal, Québec and London, England are ordinarily open for business;

“Canadian Securities Laws” means, collectively, the Securities Act (Québec) and the applicable securities laws of the other provinces and territories of Canada, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the Canadian securities regulatory authorities;

“Capital Lease” means a capital lease or a lease that should be treated as a capital lease under GAAP;

“Casualty Event” means, with respect to any Property of the Parent or any of the Material Subsidiaries, any loss of or damage to, or any condemnation or other taking of, such Property for which the Parent or such Material Subsidiary receives insurance proceeds, or proceeds of a condemnation award or other compensation;

“Change of Control” means the occurrence of any of the following:

(i)	the Parent ceasing to own, directly or indirectly, one hundred per cent (100%) of the issued and outstanding equity interests of the Borrower; or

(ii)

any person, or group of persons acting jointly or in concert (other than one or more members of the Rio Tinto Group), acquiring beneficial ownership of more than fifty per cent (50%) of the outstanding Parent Shares;

“Closing Date” means the date on which this Agreement has become effective in accordance with Section 4.1;

“Collateral” means all Property (including, without limitation, the rents, insurance proceeds, issuer profits, proceeds and products of the foregoing) of the Parent which are subject, or intended or required to become, subject to the Encumbrances granted under each Collateral Document in accordance with the terms of this Agreement;

“Collateral Documents” means collectively, the documents from time to time creating an Encumbrance over all Collateral in favour of, or any other collateral held from time to time by the Lender, in each case securing or intending to secure repayment of the Obligations, including the Parent General Security Agreement and the Parent Deed of Hypothec, each a “Collateral Document”;

“Commitment Fee” has the meaning given to such term in Section 8.1;

“Commitment Fee Rate” means an amount per annum equal to 35% of the Margin;

“Constating Documents” means the charter, the memorandum, the articles of association, the articles of incorporation, the articles of continuance, the articles of amalgamation, the by-laws and any other instrument pursuant to which an entity is created, incorporated, continued, amalgamated or otherwise established, as the case may be, and/or which governs in whole or in part such entity’s affairs, together with any amendments thereto;

“Contingent Obligation” means, with respect to any person, any obligation, whether secured or unsecured, of such person guaranteeing or indemnifying, any indebtedness, leases, dividends, letters of credit or other monetary obligations (the “primary obligations”) of any other person (the “ primary obligor”) in any manner, whether directly or indirectly, including any obligation of such person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by the primary obligor of any such primary obligation and any obligations of such person, whether or not contingent, (i) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (ii) to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase Property, securities or services primarily for the purpose of assuring the obligee under any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (iv) otherwise to assure or hold harmless the obligee under such primary obligation against loss in respect of such primary obligation; provided, however, that the term Contingent Obligation does not include endorsements of instruments for deposit or collection in the ordinary course of business;

“Control” used as a verb means, with respect to a body corporate, the right in all circumstances, directly or indirectly, to exercise a majority of the votes which may be cast at a general meeting of the shareholders of the body corporate or the right to elect or appoint, directly or indirectly, a majority of the directors of the body corporate and, when used with respect to any other person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and “Control” used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers;

“CTA” means the common terms agreement dated as of December 15, 2015 between OT LLC, as project company, certain financial institutions from time to time party thereto, as senior lenders, Sumitomo Mitsui Banking Corporation as intercreditor agent, and the other parties named therein, as amended, supplemented or restated from time to time in accordance with the terms thereof;

“Cuprum” means Cuprum Metals Pte Ltd;

“Debt” means, with respect to any person, all obligations that, in accordance with GAAP, would then be classified as a liability of such person, and, without limitation, includes, with respect to such person:

(i)

an obligation in respect of borrowed money or for the deferred purchase price of assets, property or services or an obligation that is evidenced by a note, bond, debenture or any other similar instrument;

(ii)	a transfer with recourse or with an obligation to repurchase, to the extent of the liability of such person with respect thereto;

(iii)	an obligation under a Capital Lease;

(iv)	an obligation under a residual value guarantee made with respect to an operating lease in which such person is the lessee;

(v)

a reimbursement obligation or other obligation in connection with a bankers’ acceptance or any similar instrument, or letter of credit or letter of guarantee issued by or for the account of such person;

(vi)	a Contingent Obligation to the extent that the primary obligation so guaranteed would be classified as “Debt” (within the meaning of this definition) of such person; or

(vii)	any shares in the capital of such person that are redeemable or retractable at the option of the holder of such shares for cash or obligations constituting Debt or any combination thereof;

provided, however, that there shall not be included for the purpose of this definition any obligation that is on account of trade accounts payable incurred which are in the ordinary course of business provided such trade accounts payable are not delinquent and in no event are outstanding for more than ninety (90) days;

“Delaware Holdings” means THR Delaware Holdings, LLC;

“Disclosed Encumbrances” means the Encumbrances set out in Schedule A;

“Early Advance Facility” means the non-revolving secured early advance credit facility established by the Lender in favour of the Borrower hereunder and made available to the Borrower by the Lender under the terms and conditions of this Agreement in a principal amount of up to the Early Advance Facility Commitment Amount;

“Early Advance Facility Commitment Amount” means US$650,000,000, as may be adjusted downward from time to time in accordance with the terms and conditions of this Agreement;

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, covenant, condition, right-of-entry, lease, license, assignment, option or claim or any other encumbrance, charge or any title defect of whatever kind of nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise);

“Erdenes” means Erdenes Oyu Tolgoi LLC;

“Event of Default” has the meaning given to such term in Section 13.1;

“Existing Licenses” means, collectively, those mining licences relating to the OT Project issued by the Mineral Resources and Petroleum Authority of Mongolia;

“Expropriation Event” has the meaning given to such term in Subsection 13.1(l)(i);

“Facility Documents” means, collectively, this Agreement, the Parent Guarantee, each Collateral Document, each standing and irrevocable direction delivered in connection with this Agreement and any other documents, agreements or instruments entered into in connection with any of the foregoing;

“Financing Support Agreement” means the financing support agreement dated as of December 15, 2015 between the Parent and Rio Tinto plc, as amended, supplemented or restated from time to time in accordance with the terms thereof;

“Funding Date” means, unless otherwise agreed in writing between the Lender and the Borrower, as applicable (i) the date on which a Loan is requested to be advanced pursuant to a Funding Request, which must be a Business Day that is at least 7 days after the Lender’s receipt of the Funding Request; or (ii) the date on which a Loan is deemed to continue as a new Loan pursuant to Section 5.1(c);

“Funding Request” means a request and certificate duly executed by a senior officer of the Parent, substantially in the form attached hereto as Schedule G with such additional certification by the Parent as required by Subsection 4.2(b);

“GAAP” has the meaning given to such term in Section 1.3; “GOM” means the Government of Mongolia;

“Governmental Authority” means any national, central, federal, provincial, state, municipal, county or other government or regional authority, whether executive, legislative or judicial, and includes any ministry, department, commission, bureau, board, administrative or other agency or regulatory body or instrumentality thereof;

“Heads of Agreement ” means the third amended and restated heads of agreement dated as of the date hereof between RTIH and the Parent, as amended, supplemented or restated from time to time in accordance with the terms thereof;

“IFRS” means International Financial Reporting Standards as issued from time to time by the International Accounting Standards Board (or its relevant successor body) and interpretations issued from time to time by the International Financial Reporting Interpretations Committee (or its relevant successor body);

“Indemnified Taxes” has the meaning given to such term in Subsection 9.1(b);

“Initial Equity Offering” has the meaning given to such term in the Heads of Agreement;

“Initial Lender” has the meaning given to such term in the preamble;

“Interest Period” means, with respect to each Loan, (i) the period commencing on the initial Funding Date of such Loan and ending on the date that is one day before the last Business Day of the calendar month in which such Loan is initially advanced, and (ii) the period commencing on the Funding Date on which such Loan is deemed to continue as a new Loan pursuant to Section 5.1(c) and ending on the date that is one day before the last Business Day of the calendar month immediately following the calendar month in which such Funding Date occurs, as applicable; provided that the last Interest Period hereunder must expire on or prior to the Maturity Date;

“Lender ” means, at the date hereof, the Initial Lender or, if applicable, following the date hereof, (i) any other member of the Rio Tinto Group to whom the Initial Lender may have transferred its rights and obligations under this Agreement pursuant to Subsection 1.8(b), or (ii) any other person to whom the Initial Lender may have transferred its rights and obligations under this Agreement pursuant to Section 1.8(c) and, in any such case, which accedes to this Agreement in accordance with the terms hereof;

“LIBOR Rate” means in relation to any Interest Period, the interest rate expressed as a percentage per annum calculated on the basis of a 360 day year equal to the rate at which deposits in US Dollars are offered in the London interbank market for a term of one month, quoted as the Official BBA LIBOR Fixing for such term conducted by the British Bankers’ Association at or about 11 a.m. (London time) on the second business day in London prior to the first day of such period, and accessed through the appropriate Bloomberg page (or such other page as may replace such page on such service or system, or on another service or system designated by the British Bankers’ Association for the purpose of displaying the rates (expressed to five decimal places) at which dollar deposits are offered by leading banks in the London interbank market) provided that if no rate is quoted as the Official BBA LIBOR Fixing for such term conducted by the British Bankers’ Association for such Interest Period, there shall be taken instead the arithmetic mean of the rates quoted to the Lender by three leading banks selected by the Lender in the London interbank market, at or about 11 a.m. (London time) two business days in London before the first day of such Interest Period for the making of deposits in US Dollars for a term of one month, provided further that if no rate is quoted to the Lender by three leading banks selected by the Lender in the London interbank market, the LIBOR Rate shall be determined by the Lender acting reasonably;

“Loans” means collectively, all advances to the Borrower under the Early Advance Facility and each such advance, a “Loan”;

“Management Services Payment” means the management services payment under Section 7.4 of the OT Shareholders Agreement and equivalent provisions of earlier versions of such agreement;

“Margin” means 500 basis points;

“Material Adverse Effect” means, in the sole opinion of the Lender, acting reasonably, the effect of any event or circumstance which is or is likely to be materially (i) adverse to the ability of the Parent or any of the Material Subsidiaries to perform or comply with its obligations under any of the Transaction Documents, (ii) prejudicial to the business, operations or financial condition of the Parent, or of the Material Subsidiaries taken as a whole, or (iii) adverse to the ability of the Parent or any of the Material Subsidiaries, or the Rio Tinto Manager, to develop and operate the OT Project in accordance with the most recent plan and budget for the OT Project approved from time to time by the Technical Committee and the board of directors of OT LLC;

“Material Subsidiary” means, collectively, (i) the Borrower, (ii) OT LLC and each other Subsidiary of the Parent through which the Parent beneficially owns, directly or indirectly, any interest in OT LLC, the OT Project or any mineral resource situated in Mongolia from time to time and (iii) any other direct or indirect Subsidiary or Affiliate of the Parent that provides funding (whether by way of loans, investments, offtake prepayments or otherwise) to OT LLC or any other Subsidiary of the Parent through which the Parent beneficially owns, directly or indirectly, any interest in OT LLC, the OT Project or any mineral resource situated in Mongolia from time to time, and, as at the date of this Agreement, the Material Subsidiaries include the Borrower, Delaware Holdings, Aruba Holdings, THR BVI, THR Mines, Turquoise Hill Coop, OT NBV, Sharp, and OT LLC;

“Maturity Date” means the date that is the earliest of:

(i)

March 31, 2023, which date shall be subject to a day for day extension to no later than an outside date of May 31, 2023 in the event: (a)(A) the shareholders’ meeting for the Arrangement is held after November 1, 2022, and (B) the shareholders’ meeting is delayed after November 1, 2022 either at the request of Rio Tinto plc, due to delays outside of the control of the Parent (including but not limited to a regulatory review), or if it is otherwise not attributable to the Parent failing to have prepared a circular for the shareholders’ meeting by September 30, 2022, with such extension being calculated (subject to the outside date of May 31, 2023 referred to above) as the number of days between November 1, 2022 and the date of the shareholders’ meeting, and/or (b) the shareholders of the Parent shall have approved the Arrangement, but closing thereof is delayed beyond November 15, 2022 for reasons not attributable to the Parent, with such extension being calculated (subject to the outside date of May 31, 2023 referred to above) as the number of days between November 15, 2022 and the effective date of the termination of the Arrangement Agreement;

(ii)

if the Parent is not in compliance with the terms and conditions of the Arrangement Agreement in any material respect, and the Arrangement Agreement is terminated, the date on which the outstanding Obligations become due and payable in accordance with Section 7.1(b);

(iii)	the closing date of the Initial Equity Offering; and

(iv)	the date on which the Obligations otherwise become due and payable in accordance with the terms of this Agreement;

“Net Proceeds” means, (a) with respect to any placement or other issuance of Parent Shares or rights offering of the Parent, the aggregate fair market value of proceeds of such equity issuance or offering (whether such proceeds are in the form of cash or other Property or part cash and part other Property) net of reasonable bona fide direct transaction costs and expenses incurred in connection therewith, and (b) with respect to any Casualty Event, the aggregate amount of proceeds of insurance, condemnation awards and other compensation received by the Parent or any Material Subsidiary in respect of such Casualty Event net of (i) reasonable expenses incurred by the Parent or such Material Subsidiary in connection therewith and (ii) in the case of OT LLC, contractually required repayments of indebtedness to the extent secured by a Permitted Encumbrance on the applicable Property of OT LLC, and (iii) any income and transfer Taxes payable by the Parent or such Material Subsidiary in respect of such Casualty Event;

“Notice” has the meaning given to such term in Section 14.5; “NYSE” means the New York Stock Exchange;

“Obligations” means all obligations of the Obligors to the Lender under or in connection with this Agreement or any other Facility Documents, including all Debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by any Obligor to the Lender in any currency remaining unpaid by any Obligor to the Lender under or in connection with this

Agreement or any other Facility Document whether arising from dealings between the Lender and any Obligor or from any other dealings or proceedings by which the Lender may be or becomes in any manner whatever a creditor of any Obligor pursuant to this Agreement or any other Facility Document, and wherever incurred, and whether incurred by any Obligor alone or with another or others and whether as principal or surety, and all interest, fees and other costs, charges and expenses relating thereto;

“Obligors” mean, collectively, the Borrower and the Parent.

“Official” means any officer of a political party or candidate for political office or any officer or employee of a Governmental Authority or of a public international organization;

“Operations” has the meaning given to such term in the PPA and any other capitalized term embedded therein will, for the purpose of such definition only, have the meaning given to such term in the PPA;

“OT Cash Call Account” has the meaning given to such term in Schedule H;

“OT Investment Agreement” means the investment agreement between the Parent, OT LLC, RTIH and GOM dated October 6, 2009, as amended, supplemented or restated from time to time in accordance with the terms thereof;

“OT LLC” means Oyu Tolgoi LLC;

“OT Management Agreement” means the management agreement dated as of June 4, 2015 between the Rio Tinto Manager and OT LLC, as it may be amended, supplemented or restated from time to time in accordance with the terms thereof;

“OT NBV” means Oyu Tolgoi Netherlands B.V.;

“OT Prepayment Request” means a request of funds made by OT LLC to the Borrower under the Prepayment Agreement;

“OT Project ” means the Oyu Tolgoi copper and gold mineral development project, and all associated infrastructure wheresoever situated, including:

(i)	those geographical areas in the Omnigov Aimag of Mongolia that are the subject of the Existing Licenses; and

(ii)

all geographical areas situated within a fifty (50) kilometre radius of the outer perimeter of the geographical areas that are the subject of the Existing Licenses in which OT LLC or any of its Affiliates now holds, or hereafter acquires, an interest of any nature whatsoever;

“OT Project Financing” has the meaning given to such term in the Heads of Agreement;

“OT Project Financing Agreements” has the meaning given to such term in the Heads of Agreement;

“OT Project Financing Permitted Debt” means Debt in respect of the OT Project Financing;

“OT Shareholders Agreement” means the amended and restated shareholders’ agreement in relation to OT LLC among OT LLC, THR BVI, OT NBV and Erdenes dated as of June 8, 2011, as it may be further amended, supplemented or restated from time to time in accordance with the terms thereof;

“Parent” has the meaning given to such term in the recitals hereto;

“Parent Continuous Disclosure Documents” means, at any time, the following continuous disclosure documents filed by the Parent (a) pursuant to National Instrument 51-102 Continuous Disclosure Obligations of the Canadian securities regulatory authorities, as amended and (b) with the United States Securities and Exchange Commission;

(i)	the Parent’s then most recently filed annual information form;

(ii)

the Parent’s then most recently filed audited annual consolidated comparative financial statements, together with the notes thereto and the auditors’ report thereon and including management’s discussion and analysis of financial condition and results of operations for the periods reported upon;

(iii)

the Parent’s unaudited interim comparative consolidated financial statements, including management’s discussion and analysis of financial condition and results of operations for periods to which such financial statements relate, filed since the end of the financial year of the Parent to which the Parent’s then most recently filed audited annual consolidated comparative financial statements relate;

(iv)	all management proxy circulars filed by the Parent during the twelve (12) months preceding such time;

(v)	all material change reports filed by the Parent since the beginning of the Parent’s then current financial year; and

(vi)	the Parent’s then most recently filed annual report on Form 40-F;

“Parent Deed of Hypothec” means the deed of movable hypothec dated as of the date hereof between the Parent and the Lender and in substantially the form attached hereto as Schedule D;

“Parent General Security Agreement” means the general security agreement dated as of the date hereof between the Parent and the Lender and in substantially the form attached hereto as Schedule C;

“Parent Guarantee” means the unlimited guarantee dated as of the date hereof granted by the Parent in favour of the Lender and in substantially the form attached hereto as Schedule E;

“Parent Share” means a common share without par value in the capital of the Parent;

“Parties” means the Lender, the Borrower and the Parent collectively, and “Party” means either of them;

“Payment Currency” has the meaning given to such term in Subsection 14.18(a);

“Payment Date” means, with respect to any Loan, (i) the last Business Day of the calendar month in which such Loan is initially advanced, and (ii) the last Business Day of the calendar month immediately following the calendar month in which such Loan is deemed to continue as a new Loan pursuant to Section 5.1(c), as applicable, and, if sooner, the Maturity Date;

“Permitted Debt” means (i) Debt under this Agreement; (ii) Debt of Material Subsidiaries in favour of the parties and in the amounts specified in Schedule B hereto as such Schedule may be revised from time to time with the prior written consent of the Lender; (iii) guarantees granted by the Parent in relation to any Debt of Material Subsidiaries in favour of the parties and in the amounts specified in Schedule B hereto as such Schedule may be revised from time to time with the prior written consent of the Lender; (iv) any parent guarantee or letter of credit issued after the date of this Agreement by or for the account of the Parent in favour of a third party to secure a contractual obligation (other than an obligation to repay borrowed money) of a Material Subsidiary to such third party in furtherance of the plan and budget approved from time to time by the Technical Committee and the board of directors of OT LLC for the OT Project; (v) any parent guarantee granted by the Parent in the ordinary course of business in relation to any Subsidiary for business related office equipment leases, including photocopiers, office furniture and computers; (vi) Debt of the Parent for business related office equipment leases, including photocopiers, office furniture and computers; (vii) Debt (other than in respect of the OT Project Financing) secured by Permitted Encumbrances; (viii) Debt existing on the date of this Agreement secured by Disclosed Encumbrances; (ix) OT Project Financing Permitted Debt; and (x) Debt of any Material Subsidiary owing to another Material Subsidiary or the Parent that has not been issued or incurred in breach or violation of, or caused a default under, any agreements to which any Material Subsidiaries or the Parent are a party or to which they are otherwise subject or bound, including without limitation, the OT Project Financing Agreements;

“Permitted Encumbrance” means at any time and from time to time:

(i)	undetermined or inchoate Encumbrances incidental to construction, maintenance or operations which have not at the time been filed pursuant to Applicable Law;

(ii)

the Encumbrance of Taxes and assessments for the then current year, the Encumbrance for Taxes and assessments not at the time overdue and Encumbrances securing worker’s compensation assessments which are not overdue;

(iii)

cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Encumbrances or claims incidental to current construction, mechanics’, warehousemens’, carriers’ and other similar Encumbrances;

(iv)

security given in the ordinary course of business to a public utility or any Governmental Authority when required by such utility or Governmental Authority in connection with the ordinary course of the business of the OT Project;

(v)

easements, rights of way and servitudes in existence at the date of this Agreement and future easements, rights of way and servitudes which in the reasonable opinion of the Lender will not in the aggregate materially impair the use of real property concerned for the purpose for which it is held or used by the Parent or its Subsidiaries;

(vi)

all rights reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit held by the Parent or its Subsidiaries or by any statutory provision to terminate any such lease, licence, franchise grant or permit or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain an Encumbrance on any property or assets of the Parent or its Subsidiaries in the event of failure to make such annual or other periodic payments;

(vii)	security given in respect of the Early Advance Facility (including the Encumbrances constituted by or pursuant to the Collateral Documents);

(viii)	security given in respect of the OT Project Financing;

(ix)

security given in favour of Rio Tinto plc in connection with Section 40 of the Financing Support Agreement and related agreements entered into between the Parent and Rio Tinto plc or another member of the Rio Tinto Group;

(x)	the Disclosed Encumbrances set out in Schedule A attached hereto; and

(xi)	such other Encumbrances as may from time to time be consented to in writing by the Lender prior to the incurrence thereof;

“Permitted Working Capital Reserve” means cash reserved by the Parent (on a consolidated basis) for the payment of working capital expenses in the amount of US$200,000,000 in the aggregate at any time;

“person” means any entity, whether an individual, bank, trustee, corporation, partnership, joint venture, association, joint stock company, trust, estate, executor, administrator, unincorporated organization, business association, firm, Governmental Authority or otherwise a person, firm, corporation or other entity;

“Political Risk Event ” has the meaning given to such term in Subsection 13.1(l)(ii);

“PPA” means the private placement agreement dated as of October 18, 2006 between the Parent and RTIH, as amended, supplemented or restated from time to time in accordance with the terms thereof;

“Prepayment Advance” has the meaning given to such term in the Prepayment Agreement;

“Prepayment Agreement” means the prepayment agreement for copper concentrates relating to the OT Project dated as of July 6, 2022 between OT LLC and the Borrower, as amended, supplemented or restated from time to time in accordance with the terms thereof;

“Prohibited Payment” by a person is any offer, gift, payment, promise to pay or authorization of the payment of any money or anything of value, directly or indirectly, to or for the use or benefit of any Official (including to or for the use or benefit of any other person if such person knows, or has reasonable grounds for believing, that the other person would use such offer, gift, payment, promise or authorization of payment for the benefit of any such Official), for the purpose of influencing any act or decision or omission of any Official in order to obtain, retain or direct business to, or to secure any improper benefit or advantage for, the person, its Affiliates or any other person; provided that any such offer, gift, payment, promise or authorization of payment shall not be considered a Prohibited Payment if it is lawful under Applicable Law which for these purposes includes the laws of the jurisdiction in which the payment is made and the laws of Canada, the United States and England;

“Property” means, with respect to any person, all or any position of that person’s undertaking and property both real and personal;

“Required Funds” means (i) subject to Subsection 5.3(c), the amount of a Prepayment Advance requested in the applicable OT Prepayment Request, and (ii) the amounts payable by the Borrower pursuant to Subsections 2.3(b) and 2.3(c);

“Required Funds Deficiency” means the amount by which Required Funds exceeds Available Funds as of the date of the applicable given Funding Request; for greater certainty, if Available Funds are less than zero as of the date of the applicable Funding Request (such that the Permitted Working Capital Reserve is less than US$200,000,000 in the aggregate), the Required Funds Deficiency will include an amount required to bring Available Funds to zero (and re-establish the Permitted Working Capital Reserve at US$200,000,000).

“Rio Tinto Group” means Rio Tinto plc (incorporated in England), Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation wherever situated in which Rio Tinto plc and/or Rio Tinto Limited owns or Controls, directly or indirectly, more than 50 per cent of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the corporation but excludes the Parent and its Subsidiaries;

“Rio Tinto Manager” means Rio Tinto OT Management Limited or another member of the Rio Tinto Group designated by RTIH from time to time to act as manager of the OT Project pursuant to the terms of the OT Management Agreement;

“RT/IVN Governance Agreement” means the terms and conditions set out in Schedule E to the heads of agreement dated December 8, 2010 between RTIH and the Parent, as it may be amended, supplemented or restated from time to time;

“RTIH” has the meaning given to such term in the preamble;

“Securities Laws” means, collectively, Canadian Securities Laws, U.S. Securities Laws and all other Applicable Laws regulating securities;

“Sharp” means Sharp Strategic Funding Pte Ltd;

“Subsidiary” means, in respect of any person, a person who is under the Control of such person;

“Suspensive Event” has the meaning given to such term in the CTA;

“Tax” or “Taxes” means all present or future taxes, rents, rates, deductions, liens, duties, withholdings, imposts, levies, premiums, assessments, governmental fees or dues of any kind or nature whatsoever imposed by any Governmental Authority having power to tax, together with any penalties, fines, additions to tax and interest thereon;

“Technical Committee” has the meaning given to such term in the PPA;

“THR BVI” means THR Oyu Tolgoi Ltd. (formerly known as Ivanhoe Oyu Tolgoi (BVI) Ltd.);

“THR Mines” means THR Mines (BC) Ltd. (formerly known as Ivanhoe OT Mines Ltd.);

“Transaction Documents” means the Facility Documents, the Heads of Agreement, the Financing Support Agreement, the OT Management Agreement, the RT/IVN Governance Agreement, the PPA, the OT Investment Agreement, the OT Shareholders Agreement and the Prepayment Agreement, as each may be amended, supplemented or restated from time to time in accordance with its terms;

“TSX” means the Toronto Stock Exchange;

“Turquoise Hill Coop” means Turquoise Hill Coop Coöperatief U.A.;

“US Dollars” or “US$” means lawful money of the United States of America;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act, the securities laws of the states of the United States, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the United States Securities and Exchange Commission.

1.2	Interpretation

The following rules shall be applied in interpreting this Agreement:

(a)

“this Agreement” means this Agreement, including the schedules and exhibits hereto, as it may from time to time be supplemented, amended or modified and in effect; and other than used in Schedule C, Schedule D, Schedule E, and Schedule G of this Agreement, the words “hereby”, “herein”, “hereto”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section, Subsection, Clause, subclause, paragraph, or other subdivision;

(b)

all references in this Agreement to designated “Sections”, “Clauses”, “subclauses”, “paragraphs” and “Schedules” and any other subdivisions are, unless otherwise described herein, to the designated Sections, Subsections, Clauses, Subclauses, paragraphs, schedules and other subdivisions of this Agreement;

(c)

the headings are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision of this Agreement;

(d)

where the context so admits, all references in this Agreement to the singular shall be construed to include the plural, the masculine to include the feminine and neuter gender and, where necessary, a body corporate or other person, and vice versa;

(e)

the word “including”, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather such general statement, term or matter is to be construed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(f)

any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto and, unless otherwise expressly provided herein, includes a reference to all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding such statute or such regulation;

(g)

all references to currency are deemed to mean US Dollars (unless expressed to be in some other currency) and all amounts to be calculated or paid pursuant to this Agreement are to be calculated in US Dollars and paid in immediately available funds;

(h)	any reference to an entity includes and is also a reference to any entity that is a successor to such entity;

(i)

in the event that any date on which an action is required to be taken, or a payment is required to be made, hereunder by any of the Parties is not a Business Day, such action will be required to be taken, or such payment will be required to be made, on the next succeeding day which is a Business Day unless otherwise provided herein;

(j)

for the purposes of any representation or warranty of the Obligors set out herein which is made to any Obligor’s “knowledge”, the term “knowledge” means actual knowledge of on the part of the directors and executive officers of such Obligor, or any of them, after due inquiry; and

(k)

any reference in this Agreement to a Canadian or English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in any respect of any jurisdiction other than Canada and/or England and Wales, be deemed to include a reference to that which most nearly approximates such Canadian and/or English (as applicable) legal term in such jurisdiction.

1.3	Accounting and Financial Determinations

Wherever in this Agreement reference is made to generally accepted accounting principles (“GAAP”), such reference shall be deemed to be to IFRS applicable on a consolidated basis as at the date on which such calculation is made or required to be made in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Agreement or any other Facility Document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with GAAP applied on a basis consistent with its past practice.

1.4	Schedules

The following Schedules are appended to and form a part of this Agreement:

Schedule A	-	Disclosed Encumbrances of Obligors
Schedule B	-	Certain Permitted Debt (as of September 5, 2022)

Schedule C	-	Form of Parent General Security Agreement
Schedule D	-	Form of Parent Deed of Hypothec
Schedule E	-	Form of Parent Guarantee
Schedule F	-	Organizational Chart
Schedule G	-	Form of Funding Request
Schedule H	-	Flow of Investment Funds

1.5	Permitted Encumbrances

The inclusion of reference to Permitted Encumbrances in any Transaction Document is not intended, unless expressly agreed otherwise, to subordinate or postpone and will not subordinate or postpone any encumbrance created by any Collateral Document to any Permitted Encumbrance.

1.6	Maximum Rate of Interest

For the purposes of this Agreement, the Borrower acknowledges that where the rate of interest payable under this Agreement is found by a court of competent jurisdiction to exceed the maximum rate of interest permitted by Applicable Law, then during the time that the rate of interest would exceed the permissible limit, that part of each interest payment attributable to the portion of the interest rate that exceeds the permissible limit shall not be payable.

1.7	Interest Calculation

For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever interest to be paid hereunder is to be calculated on the basis of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or such other number of days in such period, as the case may be.

1.8	Parties and Assignment

(a)	For greater certainty, each Obligor agrees that it may not transfer its rights or obligations under this Agreement or any other Facility Document to which it is a party.

(b)

The Lender may, without the prior consent of the Obligors, transfer any of its rights and obligations under this Agreement (and each Collateral Document in connection therewith) to any other member of the Rio Tinto Group, provided that such transfer will not result in an increase in the Borrower’s net after-tax cost of borrowing under the Early Advance Facility.

(c)

The Lender may, with the prior written consent of the Obligors, which will not be unreasonably withheld, transfer its rights and obligations under this Agreement to a person which is not a member of the Rio Tinto Group, provided that the parties agree that it will be reasonable for the Obligors to withhold such consent if such transfer will result in an increase in the Obligors’ net after-tax cost of borrowing under the Early Advance Facility.

(d)

Each Obligor agrees that it shall execute such agreements, deeds and other instruments as required by the Lender and/or the new Lender to give the new Lender the full benefit of all rights transferred to it pursuant to Subsection 1.8(b) or Subsection 1.8(c) and shall agree to such modifications and consequent changes to this Agreement, each Collateral Document and any other agreements between the parties relating to this Agreement as shall be required by the Lender and/or such new Lender, acting reasonably, to reflect the new identity of such new Lender.

ARTICLE 2

EARLY ADVANCE FACILITY

2.1	The Early Advance Facility

Upon the terms and subject to the conditions of this Agreement, the Lender will make the Early Advance Facility available to the Borrower during the Availability Period in the aggregate amount up to the Early Advance Facility Commitment Amount. The Early Advance Facility Commitment Amount shall be automatically reduced by the amount of each Loan advanced from time to time under the Early Advance Facility. The Early Advance Facility will be non-revolving and amounts repaid or prepaid thereunder may not be re-borrowed or otherwise become the subject of any further advance thereunder.

2.2	Purpose

The proceeds of the Loans advanced under the Early Advance Facility shall be used by the Borrower and its Subsidiaries solely to fund Prepayment Advances under the Prepayment Agreement, which shall be used by OT LLC in accordance with clause 2.4 of the Prepayment Agreement, and to fund (i) amounts on account of interest payable on the outstanding principal amount under the Early Advance Facility in respect of any Interest Period in accordance with Section 6.3 (grossed up for any Tax deduction in accordance with Article 9), (ii) all fees, expenses and transaction costs (including the Commitment Fees) arising under this Agreement (grossed up for any Tax deduction in accordance with Article 9), and (iii) the Borrower an amount required to bring Available Funds to zero (and re-establish the Permitted Working Capital Reserve at US$200,000,000).

2.3	Payment Instructions

(a)

The amount of each Loan made under the Early Advance Facility that is to be provided to the Borrower will be paid by the Lender to the OT Cash Call Account in accordance with the wire transfer instructions set out in Part C of Schedule H. Thereafter, the Borrower will cause the amount of each Loan deposited to the OT Cash Call Account (excluding the amount of the Loan provided to the Borrower pursuant to Subsections 2.3(b), 2.3(c) and 2.3(d)) to be paid forthwith and without delay to OT LLC as a Prepayment Advance pursuant to the Prepayment Agreement. If the Lender determines that Schedule H should no longer apply to Loans made hereunder, each Loan shall be made in such other manner as the Lender and the Borrower may otherwise agree provided that, in such case, the

Lender must be satisfied, acting reasonably, with the form (whether debt, convertible debt, equity or otherwise) of any proposed investment to be made by the Borrower and/or any of its Subsidiaries in any Subsidiary of the Parent (including, for certainty, OT LLC) using funds provided by any member of the Rio Tinto Group under this Agreement, and with the particular proposed Subsidiaries of the Parent (including, for certainty, OT LLC) in which such funds are to be directly or indirectly invested.

(b)

To the extent that a Loan requested by the Borrower under this Agreement (i) includes funds that are to be utilized for purposes of paying applicable Tax deductions on payments of interest, or fees, expenses or transaction costs (including the Commitment Fees) arising under this Agreement, in accordance with Section 9.1, or (ii) includes funds that are to be utilised for the purposes of paying any accumulated interest on the funds identified in the foregoing clause (i), then, in each case, the funds will be provided directly to the Borrower and will not be made available to OT LLC.

(c)

To the extent that a Loan requested by the Borrower under this Agreement includes funds which are to be utilized (i) for any interest payable by the Borrower hereunder, or (ii) for its payment of fees, expenses or transaction costs (including the Commitment Fees) arising under this Agreement (or any portion of any of them), such funds will be provided directly to the Borrower and will not be made available to OT LLC.

(d)

To the extent that a Loan requested by the Borrower under this Agreement includes funds which are being provided to the Borrower for the purpose of bringing Available Funds to zero (and re-establishing the Permitted Working Capital Reserve at US$200,000,000), such funds will be provided directly to and will be held by the Borrower and will not be made available to OT LLC. The Borrower shall not further advance such funds to the Parent without first consulting with the Lender, as to the form (whether debt, convertible debt, equity or otherwise) by which such funds will be provided by the Borrower to the Parent. In their determination of the appropriate form, the Borrower and the Parent, in consultation with the Lender, will make all reasonable efforts to limit potential adverse consequences to the Lender. Notwithstanding the foregoing, the Borrower shall not further advance such funds to, or utilize such funds for the benefit of, any Subsidiary of the Parent, directly or indirectly, in one or more series of transactions, without the prior approval of the Lender.

2.4	Monitoring

The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

2.5	Availability Period and Maturity Date

(a)

Drawdowns of Loans under the Early Advance Facility will be available from the Closing Date until the expiration of the Availability Period (subject to, in the case of an initial advance of a Loan hereunder, the prior satisfaction of the conditions precedent in Section 4.1 and for each advance of a Loan thereafter, subject to the prior satisfaction of the conditions precedent in Section 4.2). No drawdowns of

Loans under the Early Advance Facility may be made by the Borrower following the end of the Availability Period, notwithstanding that the Early Advance Facility may not have been fully drawn by such time.

(b)

The Early Advance Facility will mature and be cancelled on the Maturity Date, and all principal, interest and other amounts owing or outstanding under this Agreement will be finally due and payable, on such Maturity Date (subject to any provision of this Agreement requiring the Borrower to repay the Obligations in full prior to such date).

ARTICLE 3

SECURITY

3.1	Security

(a)	The Obligations shall be secured by, and the Obligors shall deliver, or cause to be delivered to the Lender, the following on the dates specified below:

(i)	the Parent Guarantee on or prior to the date of this Agreement;

(ii)	the Parent General Security Agreement on or prior to the date of this Agreement;

(iii)	the Parent Deed of Hypothec on or prior to the date of this Agreement;

(iv)

from time to time such other documents, instruments and agreements as may be required hereunder or as the Lender may reasonably request for the purpose of granting to the Lender Encumbrances in the Collateral.

(b)	Each Obligor shall, and shall cause the Material Subsidiaries (other than OT LLC) to, deliver to the Lender:

(i)

such additional guarantee, security and collateral documents from such Obligor and/or the Material Subsidiaries (other than OT LLC) as the Lender may require from time to time in its sole discretion; provided that, notwithstanding the foregoing, none of the Obligors and such Material Subsidiaries shall be required to grant to the Lender any security in the assets of any Obligor or any Material Subsidiary that are required to be pledged to or for the benefit of the Senior Lenders (as defined in the CTA) pursuant to the OT Project Financing; and

(ii)

each of the documents, instruments and agreements referred to in Subsection 3.1(a) and such other instruments, agreements, certificates, opinions and documents, and shall cause to be taken all such other actions, as the Lender may reasonably request to perfect and maintain the Encumbrances granted to the Lender by Subsection 3.1(a) and Subsection 3.1(b)(i) (including the delivery to the Lender of any and all certificates representing ownership interests in any Material Subsidiary (other than OT LLC) together with transfer powers duly executed in blank, if requested by the Lender).

Each Obligor shall fully cooperate with the Lender and perform all additional acts reasonably requested by the Lender to effect the purposes of the foregoing.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Conditions Precedent

The effectiveness of this Agreement is subject to the delivery to the Lender of executed copies or originals of this Agreement, the Parent Guarantee, the Parent General Security Agreement and the Parent Deed of Hypothec. The obligation of the Lender to make a Loan available to the Borrower under the Early Advance Facility pursuant to the terms of the Funding Request delivered in connection therewith will be subject to and conditional upon each of the following conditions being satisfied (to the satisfaction of the Lender acting reasonably) unless waived in writing by the Lender:

(a)	the Lender has received from the Parent a Funding Request pursuant to Section 5.1 evidencing a Required Funds Deficiency;

(b)	the Lender has been provided with a certificate of status, compliance of good standing or the equivalent (to the extent available in the relevant jurisdiction) with respect to each Obligor;

(c)

the Lender has been provided with copies of the Constating Documents of each Obligor, certified by a senior officer thereof, together with the evidence that all necessary corporate authorizations have been obtained by such Obligor with respect to the transactions contemplated by the Facility Documents;

(d)

the Lender has been provided with a certificate from each Obligor, signed by a senior officer thereof on behalf of such Obligor, as to the incumbency of natural persons authorized to execute and deliver the Facility Documents, as the case may be, to which it is a party and any instruments or agreements required hereunder or thereunder to which such entity is a party;

(e)	each Obligor has duly executed and delivered this Agreement, the Parent Guarantee, the Parent General Security Agreement and the Parent Deed of Hypothec to the extent such Obligor is a party thereto;

(f)

each Collateral Document is in full force and effect, and the Lender has received evidence that registrations under applicable personal property security legislation have been made against the Parent and are in effect in British Columbia, Québec and the Yukon and all registrations or such other necessary actions have been made or taken, as applicable, in such other jurisdictions where such registrations or actions are necessary, in the reasonable opinion of the Lender, to preserve, protect or perfect the security interests created by each such Collateral Document, as applicable;

(g)

the Lender shall have received search reports dated no more than two (2) Business Days prior to the date of the advance of the Loan requested pursuant to the Funding Request delivered by the Parent to the Lender pursuant to Subsection 4.1(a) for each jurisdiction, to the extent such search reports are available in each such jurisdiction, in which the Collateral Documents or notice thereof are intended to be filed showing the due filing or recordation of the security interests and that the Encumbrances created by the relevant Collateral Documents will rank prior to all other Encumbrances or other security documents which may exist in respect of the Collateral (subject only to Permitted Encumbrances);

(h)

the Lender shall have received releases, discharges and postponements to the Encumbrances created under the Collateral Documents (in registerable form when necessary) that are required in the discretion of the Lender, acting reasonably, with respect to all Encumbrances affecting the Collateral that are not Permitted Encumbrances;

(i)

the Parent shall have delivered to the Lender an organizational chart of the Parent, the Borrower and the other Material Subsidiaries (including OT LLC) setting out the ownership interests of the Parent and its Material Subsidiaries, as applicable, in the Parent, the Borrower and the Material Subsidiaries (including OT LLC) and the OT Project as at the date of the advance of the Loan requested pursuant to Subsection 4.1(a), in form and substance satisfactory to the Lender and attached hereto as Schedule F;

(j)

the Lender has been provided with evidence that all material consents, waivers, permits, orders and approvals of, registrations and filings with and notices to all Governmental Authorities, and all consents, waivers and approvals of, registrations and filings with and notices to other third parties, which are necessary to be obtained, received, completed or provided in connection with, or in order to permit, the transactions contemplated by the Facility Documents have been obtained, received, completed or provided on terms and conditions satisfactory to the Lender, acting reasonably;

(k)	the Lender has been provided with a certificate from the Parent signed by a senior officer thereof on behalf of the Parent certifying that:

(i)

no event has occurred and is continuing which constitutes an Event of Default or which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default and that no Event of Default will result directly or indirectly from the initial advance of a Loan to the Borrower in accordance with the terms hereof;

(ii)	no event or circumstance giving rise to a Material Adverse Effect has occurred or will occur as a result of the transactions contemplated by this Agreement;

(iii)	all of the representations and warranties set forth in Article 11 are true and correct;

(iv)

each of the Parent and its Subsidiaries is in compliance in all material respects with all its covenants under the Transaction Documents to which it is a party, including, for greater certainty, the provisions of Article 10 of this Agreement;

(v)	no Suspensive Event has occurred and is continuing;

(vi)

no event has occurred and is continuing which constitutes an Event of Default (as defined in the CTA) or which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default (as defined in the CTA), in each case, that has not been waived by the Senior Lenders (as defined in the CTA);

(vii)

material operations and/or development at the OT Project have not been suspended (unless such suspension at the outset would not reasonably be expected to last more than 60 days and such operations and/or development at the OT Project are reasonably expected to be restored and operating substantially as at the time prior to such suspension on or before the end of such 60 day period);

(viii)	each of the Transaction Documents (other than the Facility Documents) are in full force and effect;

(ix)	all of the representations and warranties of the Parent set forth in the Heads of Agreement are true and correct in all material respects;

(x)

the Parent is in compliance in all material respects with its agreements, covenants and obligations under the Heads of Agreement and all other agreements between the Parent and a member of the Rio Tinto Group; and

(xi)	the Early Advance Facility and the Loans made thereunder are exempt from (or not subject to) the formal valuation and minority approval requirements under the applicable Canadian Securities Laws;

(l)	the Lender has received satisfactory evidence that the insurance arrangements required under Article 10 are in full force and effect;

(m)	the Lender has received legal opinions from counsel to the Obligors addressed to the Lender, in a form and substance acceptable to the Lender, acting reasonably; and

(n)	the Lender has received satisfactory evidence that the Parent has a Required Funds Deficiency;

provided that all documents delivered pursuant to this Section 4.1 shall be in full force and effect, and in form and substance satisfactory to the Lender, acting reasonably. Subject to the terms and conditions of this Agreement (including the satisfaction (or waiver) of the conditions precedent set forth in and in accordance with this Section 4.1), the Lender will make an initial Loan to the Borrower, in an amount specified in the applicable Funding Request on the applicable Funding Date.

4.2	Conditions Precedent to Loans

The obligation of the Lender to make further advances of Loans to the Borrower under the Early Advance Facility during the Availability Period requested pursuant to the terms of the Funding Request delivered in connection herewith is subject to and conditional upon each of the following conditions being satisfied (to the satisfaction of the Lender acting reasonably), or otherwise waived in writing by the Lender prior to the proposed advance of any requested Loan:

(a)	the Lender has received from the Parent a Funding Request pursuant to Section 5.1 evidencing a Required Funds Deficiency;

(b)	the Parent shall have certified in the applicable Funding Request that:

(i)

no event or circumstance giving rise to a Material Adverse Effect has occurred and is continuing or will result from the advance of the Loan requested by the Parent pursuant to the applicable Funding Request;

(ii)

no event will have occurred and be continuing which constitutes an Event of Default or which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default and that no Event of Default will result directly or indirectly from the advance of the Loan requested by the Parent pursuant to the applicable Funding Request;

(iii)	each representation and warranty set forth in Article 11 is true and correct; and

(iv)

each of the Parent and its Subsidiaries is in compliance in all material respects with all of its covenants under the Transaction Documents to which it is a party including for greater certainty, the provisions of Article 10 of this Agreement (and the Borrower shall provide to the Lender satisfactory evidence that the insurance arrangements required under Article 10 are in full force and effect); and

(c)	the Lender has received satisfactory evidence that the Parent has a Required Funds Deficiency;

whereupon, subject to the terms and conditions of this Agreement, the Lender will make a Loan to the Borrower, in an amount specified in the applicable Funding Request on the applicable Funding Date.

ARTICLE 5

FUNDING REQUEST

5.1	Delivery of Funding Request

(a)

The Borrower will, and may only, utilize the Early Advance Facility by delivery during the Availability Period of a duly completed Funding Request in order to fund a Required Funds Deficiency (subject to the prior satisfaction of the conditions precedent in Section 4.1 and Section 4.2, as applicable).

(b)

The Parent shall promptly deliver each notice of an upcoming OT Prepayment Request and accompanying cash flow forecast, and each OT Prepayment Request and accompanying cash flow forecast, to the Lender when it is received from OT LLC and shall deliver the related Funding Request to the Lender at least 7 days prior to the Funding Date specified therein.

(c)

Subject to the provisions of this Agreement, upon the expiration of the Interest Period of a Loan, such Loan shall automatically be continued as a new Loan on the first calendar day following the end of the prior Interest Period, which calendar day shall be deemed to be the Funding Date for the new Loan in an amount equal to the principal amount of the expiring Loan.

(d)	In requesting and transferring funds in respect of a Loan, the Obligors shall comply with the procedures set out in Schedule H.

5.2	Completion of Funding Request

Each Funding Request shall be irrevocable and will not be regarded as having been duly completed unless:

(a)	it complies with the requirements of Section 5.3; and

(b)	it has been duly signed by an authorised signatory of the Parent.

5.3	Currency and Amount

(a)	The currency specified in each Funding Request must be in US Dollars.

(b)

The amount of the Loan requested by the Parent under each Funding Request must be in an amount equal to (i) the Required Funds Deficiency set out in such Funding Request, or (ii) if such Required Funds Deficiency is more than the Early Advance Facility Commitment Amount then in effect, the Early Advance Facility Commitment Amount then in effect.

(c)

Notwithstanding any other provision of this Agreement, the Lender shall not be required to fund any amount pursuant to a Loan which relates to expected expenditures pursuant to clause 2.4 of the Prepayment Agreement, to be funded by way of a Prepayment Advance, for any period of time that is after 30 days following the initial Funding Date of such Loan. The Parent shall provide the Lender with all information set out in Schedule H for the Lender to consider the period of time over which the funds from the applicable Prepayment Advance are expected to be utilized by OT LLC pursuant to clause 2.4 of the Prepayment Agreement.

5.4	Funding by Erdenes

If, in respect of any period to which a Funding Request relates, Erdenes has elected prior to the Funding Date to contribute funding to OT LLC pursuant to clause 11.1 or clause 13.1 of the OT Shareholders Agreement, then the Lender may at its option deduct an amount equivalent to such contribution from the Loan to be made in respect of such Funding Request.

ARTICLE 6

INTEREST

6.1	Calculation of Interest

(a)

Prior to the occurrence of an Event of Default, the Borrower will pay in respect of each Interest Period, in accordance with Section 6.3, interest on the principal amount of Loans under the Early Advance Facility from time to time outstanding and on overdue interest thereon, at a rate per annum equal to the sum of (i) the one month LIBOR Rate in effect hereunder for each Loan plus (ii) the Margin. Interest on the principal amount of each Loan under the Early Advance Facility outstanding from time to time and on overdue interest thereon shall accrue from day to day including the Funding Date thereof or the date on which such overdue interest is due, as the case may be, until the final repayment of all amounts due hereunder (both before and after maturity and after as well as before judgement) and shall be calculated on the basis of the actual number of days elapsed divided by 360.

(b)

Each determination by the Lender of the LIBOR Rate applicable from time to time will, in the absence of manifest error, be binding upon the Borrower. Changes in the LIBOR Rate, if any, on the date of determination by the Lender in respect of any Interest Period in accordance with the definition of LIBOR Rate will cause an immediate adjustment of the interest rate for such Interest Period applicable to the corresponding Loans without necessity of any notice to the Borrower. The Lender shall use reasonable efforts to notify the Borrower of the applicable LIBOR Rate following each determination thereof by the Lender from time to time in accordance with the provisions of this Agreement and the Borrower agrees that there shall be no recourse against the Lender for any liability to the Lender arising in connection with a failure by the Lender to deliver any such notice to the Borrower and that any failure by the Lender to deliver any such notice to the Borrower does not constitute a waiver, release or discharge of any of the indebtedness, or of any of the terms, covenants, conditions or provisions of this Agreement and the other Facility Documents and the same shall continue until terminated in accordance with the terms hereof.

6.2	Default Interest

If an Event of Default has occurred and is continuing, until the same has been remedied in full, the Borrower shall pay interest (after as well as before judgment) on the aggregate amount of Loans made under the Early Advance Facility from time to time outstanding and on any other payment obligation under this Agreement outstanding at a daily rate equal to the sum of:

(a)	the one month LIBOR Rate in effect for each Loan plus the Margin; plus

(b)	two hundred (200) basis points.

6.3	Payment Dates and Calculation Information

While any principal amount of any Loan is outstanding under the Early Advance Facility during an Interest Period, interest accrued thereon during such Interest Period will be paid by the Borrower to the Lender in arrears on each Payment Date, in accordance with the payment instructions provided from time to time by the Lender to the Borrower. All payments of interest will be grossed up for any Tax deductions in accordance with Section 9.1. Absent manifest error in the calculation of such interest amount, the interest calculation of the Lender pursuant to this Article 6 for any particular Interest Period will be the amount of interest to be paid by the Borrower on the applicable Payment Date. Until the end of the Availability Period, any amounts on account of interest payable on all outstanding Loans may be funded in whole or in part from a further Loan made hereunder if requested in (i) a Funding Request or (ii) a written request provided by the Parent to the Lender at least 5 Business Days prior to the applicable Payment Date, which request shall direct and authorize the Lender to deem to advance such Loan to the Borrower and apply such Loan against the accrued interest payable by the Borrower to the Lender on such Payment Date.

6.4	Inability to Determine Rates

If at any time the Lender determines that for any reason adequate and reasonable means do not exist for determining the LIBOR Rate for the Interest Period with respect to a proposed Loan, or that the LIBOR Rate for the Interest Period with respect to a proposed Loan does not adequately and fairly reflect the cost to the Lender of funding such Loan, the Lender will promptly so notify the Borrower. Immediately after such determination by the Lender, the Lender and the Borrower shall negotiate in good faith to mutually agree upon a successor rate to LIBOR Rate for purposes of this Agreement, and the Lender and the Borrower shall amend this Agreement to replace LIBOR Rate with an alternative interest rate benchmark (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar US Dollar denominated credit facilities for such alternative benchmarks.

ARTICLE 7

REPAYMENT, PREPAYMENT AND CANCELLATION

7.1	Repayment on Maturity Date and Reduction of Early Advance Facility Commitment Amount

(a)

The Early Advance Facility will mature, and all Obligations will be due and payable in full on the Maturity Date (subject to any provision of this Agreement requiring the Obligors to repay the Obligations in full prior to such date). For greater certainty, if the Parent receives Net Proceeds from the Initial Equity Offering, the Borrower will, and the Parent will cause the Borrower to, make a payment of all Obligations under the Early Advance Facility immediately after receipt thereof.

(b)	If the Parent is not in compliance with the terms and conditions of the Arrangement Agreement in any material respect, and the Arrangement Agreement is terminated:

(i)

if such termination of the Arrangement Agreement occurs on or before December 21, 2022, the Early Advance Facility will mature, and all Obligations will be due and payable in full, on January 3, 2023 (subject to any provision of this Agreement requiring the Obligors to repay the Obligations in full prior to such date); or

(ii)

if such termination of the Arrangement Agreement occurs after December 21, 2022, the Early Advance Facility will mature, and all Obligations will be due and payable in full, on the date that is the fifth (5th) Business Day following the effective date of such termination of the Arrangement Agreement (subject to any provision of this Agreement requiring the Obligors to repay the Obligations in full prior to such date).

(c)

If the Parent is not in compliance with the terms and conditions of the Arrangement Agreement in any material respect, the Early Advance Facility Commitment Amount then in effect will thereafter be automatically reduced permanently by US$250,000,000 (to an amount that is not less than zero).

7.2	Mandatory Prepayments

(a)

Equity and Rights Offerings. If the Parent receives Net Proceeds from any placement or other issuance of Parent Shares or rights offering of the Parent (other than the Initial Equity Offering), the Borrower will, and the Parent will cause the Borrower to, make a prepayment of principal under the Early Advance Facility in an amount equal to the lesser of (i) 100% of such Net Proceeds, and (ii) the amount of principal then outstanding under the Early Advance Facility, within three Business Days after receipt thereof.

(b)

Casualty Events. If the Parent or any of the Material Subsidiaries receives Net Proceeds from any Casualty Event in an amount greater than US$250,000,000, the Borrower shall, and the Parent shall cause the Borrower to (unless the Lender agrees otherwise in writing in its sole discretion), make a prepayment of principal under the Early Advance Facility in an amount equal to the lesser of (i) 100% of such Net Proceeds, and (ii) the amount of principal then outstanding under the Early Advance Facility, within three Business Days after receipt thereof; provided that, if such Net Proceeds are received by OT LLC, the amount of the prepayment required to be made by the Borrower in respect of such Net Proceeds under this Subjection 7.2(b) shall not be greater than the aggregate amount of the distributions and other payments permitted to be made by OT LLC and the other applicable Material Subsidiaries under the terms of the OT Project Financing.

(c)

In the event any such prepayment is made under this Subsection 7.2(a) or Subjection 7.2(b), the Early Advance Facility Commitment Amount then in effect will thereafter be reduced permanently by the amount of such prepayment.

7.3	Voluntary Prepayment and Cancellation

(a)

The Borrower may at any time and from time to time prepay the outstanding Loans, in whole or in part, without premium or penalty, upon irrevocable notice delivered to the Lender no later than five Business Days prior thereto, which notice shall specify the date and amount of the proposed prepayment.

(b)	The Borrower will have the right on written notice to the Lender to cancel the Early Advance Facility in the event that there are no Obligations outstanding under this Agreement.

7.4	Termination of Facility Documents and Release of Security

(a)

This Agreement will terminate upon (i) repayment in full of the Obligations on the Maturity Date pursuant to Section 7.1, (ii) prepayment in full of the Obligations pursuant to Section 7.2 or Section 7.3(a), or (iii) cancellation of the Early Advance Facility pursuant to Section 7.3(b). The Collateral Documents will terminate on the date on which the repayment in full of the Obligations hereunder occurs in accordance with the terms hereof and on such date, the Lender will promptly arrange for release and discharge of the Encumbrances granted under the Collateral Documents.

(b)

Any unpaid principal, interest, fees (including any unpaid Commitment Fees) and other costs hereunder shall be due and payable on the Maturity Date or, if the Borrower repays or prepays the Early Advance Facility in full prior to the Maturity Date in accordance with the terms hereof, or cancels the Early Advance Facility in accordance with the terms hereof, on the date of such repayment, prepayment or cancellation.

ARTICLE 8

FEES AND EXPENSES

8.1	Commitment Fee

The Borrower shall pay to the Lender a commitment fee quarterly (on the Business Day which first follows 31 March, 30 June, 30 September and 30 December of each year) in arrears calculated at the Commitment Fee Rate on an annual basis on the daily average of the undrawn principal amount under the Early Advance Facility (the “Commitment Fee”). Such Commitment Fee will be calculated as (i) the simple average of the difference between (x) the Early Advance Facility Commitment Amount in effect on each day during the relevant quarterly period or, where applicable, part thereof during such quarterly period (the “Calculation Period”) and (y) the outstanding principal balance on such day; multiplied by (ii) a fraction the numerator of which is the number of days during such Calculation Period, and the denominator of which is 360, multiplied by the Commitment Fee Rate. The Commitment Fee will accrue from the date of this Agreement until the date on which the Availability Period terminates in accordance with the terms of this Agreement and any outstanding Commitment Fee will be payable in full on the Maturity Date. In the event that the Early Advance Facility is cancelled in accordance with the terms hereof or is repaid, prepaid and cancelled in its entirety pursuant to the terms hereof prior to the end of the Availability Period, any unpaid Commitment Fee in respect of the portion of the Calculation Period ending on the date of cancellation, repayment or prepayment will be accelerated and will be payable on the date of such cancellation, repayment or prepayment and termination. For greater certainty, if any amount remains undrawn under the Early Advance Facility on the Maturity Date, any unpaid Commitment Fee in respect of the portion of the Calculation Period ending on the Maturity Date will be accelerated and will be payable on the Maturity Date.

8.2	Other Costs

Without limiting Section 14.1, the Obligors will pay to the Lender and its Affiliates on demand by the Lender all reasonable costs and expenses (including the reasonable fees, expenses and disbursements of external legal counsel) incurred by such Persons in connection with the preparation, negotiation and closing of the Facility Documents and all transactions contemplated thereby (including without limitation any amendments or waivers required by the Lender or requested by any Obligor from time to time to the provisions of this Agreement or any document contemplated hereby). The Obligors will reimburse the Lender on demand by the Lender for all of its reasonable costs and expenses (i) in enforcing this Agreement and the documents contemplated hereby in connection with an Event of Default, (ii) in actions for declaratory relief in any way related to this Agreement or the documents contemplated hereby, (iii) in collecting any sum which becomes payable to the Lender under this Agreement or any document contemplated hereby, or (iv) in connection with the participation of the Lender or any Rio Tinto Group member in any arbitration proceedings in connection with this Agreement or any other Facility Document, except to the extent that the Lender is unsuccessful in such arbitration proceedings and the arbitrator specifies in his or her award that the costs and expenses of the Lender or any such Rio Tinto Group member are to be borne by the Lender.

8.3	General

All fees and other amounts payable to the Lender under this Article 8 will be grossed up for any applicable Taxes in accordance with Subsection 9.1.

ARTICLE 9

TAX MATTERS

9.1	Indemnified Taxes

(a)	Each Obligor shall make all payments to be made by it under the Facility Documents without any Tax deduction, unless a Tax deduction is required by Applicable Law.

(b)

If any Obligor is required by Applicable Law to withhold or deduct any Taxes in respect of any payment to or any obligation in favour of any member of the Rio Tinto Group hereunder (including, without limitation, any Commitment Fee, any other fee or any interest payment) (collectively “Indemnified Taxes”), then such Obligor shall pay such member such additional amounts as may be necessary so that after making or allowing for all required withholdings and deductions (including withholdings and deductions applicable to additional amounts payable hereunder) such member receives an amount equal to the amount such member would have received had no such deductions or payments been required. Each Obligor will timely remit any Taxes withheld or deducted to the relevant Governmental Authority in accordance with Applicable Law. Each Obligor will indemnify any member of the Rio Tinto Group, within 10 days after demand therefor, for the full amount of any Indemnified Taxes paid by such member (including any Indemnified Taxes imposed or asserted on or attributable to additional sums payable hereunder), together with any penalties, interest and reasonable expenses arising therefrom or with respect thereto. Notwithstanding the foregoing, the amount of any additional payments or indemnity payments made hereunder shall not exceed the amount of such additional payments or indemnity payments that would have been payable but for the exercise by a member of the Rio Tinto Group of the transfer rights described in Subsection 1.8(b).

ARTICLE 10

INSURANCE

10.1	Insurance Requirements

The Obligors and the Lender will cooperate in good faith to procure that, and it shall be a condition precedent to each drawdown of a Loan under this Agreement that, OT LLC will maintain construction, operational and all other applicable insurance with respect to the OT Project in accordance with the requirements under the OT Project Financing Agreements. While any Obligation remains outstanding hereunder, if requested by the Lender, the Lender will be noted as a loss payee and additional insured on all such insurance policies.

ARTICLE 11

REPRESENTATIONS AND WARRANTIES

11.1	Representations and Warranties of the Obligors

The Obligors represent and warrant to the Lender as follows:

(a)

Each Obligor is a corporation duly continued and validly existing, and current with respect to all filings required, under the laws of the jurisdiction of its incorporation or formation, it is duly licensed or qualified to carry on its business and is in good standing in the jurisdiction of its incorporation or formation, and in each jurisdiction where the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Borrower;

(b)

Each Obligor execution and delivery of the Facility Documents to which it is a party, including all matters contemplated thereby, has been authorized by all necessary corporate action and each Obligor has the corporate power and authority to enter into and perform its obligations under the Facility Documents to which it is a party;

(c)

none of the execution and delivery of the Facility Documents, the implementation of the transactions contemplated by the Facility Documents or the fulfilment of, or compliance with, the terms and provisions thereof by any Obligor do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violation of any term or provision of, the Parent’s or any of the Material Subsidiaries’ Constating Documents, or

(ii)

conflict with, results in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which the Parent or any of its Material Subsidiaries is a party or by which it or any of its Material Subsidiaries is bound or to which any of its or any of its Material Subsidiaries’ material assets are subject or any Applicable Law to which the Parent or any of its Material Subsidiaries is subject;

(d)

except as otherwise specifically contemplated by the Facility Documents and except for any continuous disclosure filings required under applicable Securities Laws, no exemption, consent, approval, order or authorization of, registration or filing with or notice to any court, Governmental Authority or any third party is required by, or with respect to, the Parent or any Material Subsidiary in connection with the execution, delivery and performance of the Facility Documents or the consummation by the Obligors of the transactions contemplated by the Facility Documents;

(e)

there is not, to the best of the Parent’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining the Parent’s or any of its Material Subsidiaries’ ability to perform their obligations under, or to complete any of the transactions contemplated by, the Transaction Documents;

(f)

each of the Transaction Documents to which the Parent or any Material Subsidiary is a party has been duly executed and delivered by the Parent or such Material Subsidiary, as applicable, and is a valid and binding obligation of the Parent or such Material Subsidiary, as applicable, enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)

each of the Material Subsidiaries is a corporation or limited liability company duly incorporated, organized or formed and validly existing, and current with respect to all filings required, under the laws of its jurisdiction of incorporation, it is duly licensed or qualified to carry on its business and is in good standing in its jurisdiction of incorporation or formation, as applicable and in each jurisdiction where the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and no proceedings have been taken or authorized by it or, to the best of the Parent’s knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of any such Material Subsidiary;

(h)

each of the Parent and its Material Subsidiaries has all requisite corporate or limited liability company power and authority to carry on its business as now conducted and as currently proposed to be conducted, and to own, lease and operate its property and assets;

(i)

each of the Parent and its Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on, and the Parent and each such Material Subsidiary holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which has or may have a material adverse effect on the operation of the Parent’s or any such Material Subsidiary’s businesses or which may adversely change or terminate such licence, permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated by the Transaction Documents;

(j)

(i) the Parent’s direct or indirect ownership interest in each of the Material Subsidiaries is held free and clear of all mortgages, liens, charges, pledges, security interests, Encumbrances, claims or demands whatsoever (other than the Permitted Encumbrances described in clauses (vii) and (viii) of the definition thereof), (ii) no person, firm, or company other than the Rio Tinto Group has any agreement, or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing any such ownership interest, (iii) all such securities have been validly issued and are outstanding as fully paid and non-assessable, and (iv) except for Erdenes’ 34% shareholding in OT LLC, each such Material Subsidiary is directly or indirectly beneficially wholly-owned by the Parent;

(k)

the authorized capital of the Parent consists of an unlimited number of common shares and an unlimited number of preferred shares without par value, of which, as at the close of business on September 2, 2022, 201,231,446 Parent Shares and no preferred shares were issued and outstanding as fully paid and non-assessable shares;

(l)

except as disclosed in the Parent Continuous Disclosure Documents, no person, firm or corporation has any agreement, option, right or privilege, whether preemptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Parent or any of its Material Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Parent or any such Material Subsidiary;

(m)

the Parent Continuous Disclosure Documents provide, full, true and plain disclosure of all material facts relating to the Parent and do not contain any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in the light of the circumstances in which it is made, not false or misleading;

(n)

the Parent is a “reporting issuer”, not in default of its obligations under Canadian Securities Laws, and no material change relating to the Parent has occurred with respect to which the requisite material change report has not been filed as required under Canadian Securities Laws and no such disclosure has been made on a confidential basis;

(o)

there has not been any “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian securities regulatory authorities) with any present or former auditors of the Parent;

(p)

the auditors of the Parent who audited the financial statements for the year ended December 31, 2021 and who provided their audit report thereon were on such date independent public accountants in accordance with the applicable rules and regulations of the Public Company Accounting Oversight Board (United States);

(q)	the currently issued and outstanding Parent Shares are listed and posted for trading on the TSX and the NYSE, and the Parent is in compliance with all rules and policies of such exchanges;

(r)	other than as disclosed in the Parent Continuous Disclosure Documents, since December 31, 2021:

(i)

there has been no material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) prospects, financial position, capital or Control of the Parent or its Subsidiaries, taken as a whole;

(ii)

the Parent and its Subsidiaries have carried on their respective businesses in the ordinary course and there has been no transaction entered into by the Parent or its Subsidiaries which is material to the Parent and its Subsidiaries, taken as a whole, other than (x) those in the ordinary course of business and (y) those transactions contemplated by the Facility Documents; and

(iii)	there has been no material change in the capital or long term debt of the Parent or its Subsidiaries, taken as a whole;

(s)

the Parent and its Material Subsidiaries are not liable for the debts, liabilities or other obligations of any third party whether by way of guarantee or indemnity or other contingent or indirect obligation except for Permitted Debt;

(t)	all indebtedness of the Parent and its Material Subsidiaries is being paid in the ordinary course of business;

(u)

neither the Parent nor any of its Material Subsidiaries is a party to any agreement restricting the Parent or any such Material Subsidiary from engaging in any line of business which the Parent or any such Material Subsidiary currently engages or proposes to engage in or competing with any other person in any business in which the Parent or any such Material Subsidiary currently engages or proposes to engage in;

(v)

other than as disclosed in the Parent Continuous Disclosure Documents, neither the Parent nor the Borrower has entered into nor has any present intention to enter into any agreement to acquire any securities in any other corporation or entity or to acquire or lease any other business operations which are material to the business and operations of the Parent and its Subsidiaries, taken as a whole;

(w)

other than as disclosed in the Parent Continuous Disclosure Documents, there is no action, suit, proceeding or investigation in respect of the Parent or any of its Subsidiaries, pending or, to the knowledge of the Parent, threatened against or affecting the Parent and its Subsidiaries, at law or in equity by any third party including, without limitation, by any Governmental Authority which could in any way materially and adversely affect the Parent and its Subsidiaries, taken as a whole, or the condition (financial or otherwise) of the Parent and its Subsidiaries, taken as a whole;

(x)

no order, ruling or determination by any Governmental Authority or stock exchange having the effect of suspending the sale or ceasing the trading of any securities of the Parent has been issued or made and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the Parent’s knowledge after due inquiry, are contemplated or threatened by any such authority or under any Securities Laws;

(y)

neither the Parent nor any of its Material Subsidiaries is in violation of its Constating Documents or the resolutions of its securityholders, directors, or any committee of its directors, or in default in the performance or observance of any material term, obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound and there exists no state of facts or circumstances which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material term, obligation, agreement, covenant or condition of any of such document and all such contracts, indentures, trusts, deeds, mortgages, loan agreements, notes, leases and other agreements are in good standing;

(z)

all financial statements forming part of the Parent Continuous Disclosure Documents are complete and comply with Securities Laws in all material respects, and fairly present the consolidated financial position of the Parent as of the dates and for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout such periods;

(aa)

the Parent is subject to the reporting requirements under Section 12 of the U.S. Exchange Act, has filed all reports required to be filed pursuant to Section 13 of the U.S. Exchange Act, and is in compliance with its obligations under the U.S. Exchange Act;

(bb)

to the best of the Parent’s knowledge and belief, neither the Parent nor any of its Material Subsidiaries or any person acting on behalf of the Parent or any such Material Subsidiary, has made any Prohibited Payment with respect to the conduct of business of the Parent or any such Material Subsidiary or any transaction contemplated by the Transaction Documents or with respect to the OT Project, including in connection with obtaining licenses, permits, concessions or other authorizations for the OT Project;

(cc)

(i) except the mine plan for the OT Project which remains subject to approval of GOM, OT LLC has all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations necessary to carry on the Operations as currently conducted including all land use certificates necessary to access all of those areas to which the Existing Licenses pertain; (ii) neither the Parent nor any of its Material Subsidiaries has received any notice of default of any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related the OT Project (including, without limitation, the OT Investment Agreement) the termination of which would reasonably be expected to have a Material Adverse Effect; and (iii) nothing in any Facility Document conflicts with or could reasonably be expected to cause the Parent or any of the Material Subsidiaries to breach any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related to the OT Project (including, without limitation, the OT Investment Agreement);

(dd)

to the best of the Parent’s knowledge: (i) the Existing Licenses are validly held by OT LLC, (ii) there is no reason why any part of the Existing Licenses will be surrendered, released or reduced in any way, (iii) the Existing Licenses have been properly granted and issued by the appropriate Governmental Authority; (iv) all terms of, and all requirements for holding, the Existing Licenses have been met including the timely payment of all annual license fees and compliance with all environmental bonding obligations; (v) all filings required to be made with the appropriate Governmental Authority in respect of the Existing Licenses have been made; (vi) all work required in order for OT LLC to hold the Existing Licenses has been performed and all fees payable to the appropriate Governmental Authority in respect thereof have been paid to date; (vii) the Existing Licenses are clear of defects in title and are not the subject of any unsatisfied penalties or unresolved disputes; (viii) the Existing Licenses are free and clear of all Encumbrances and are not subject to the claims of any third party other than the GOM in accordance with the Applicable Laws of Mongolia; and (ix) there are no mineral licenses or tenures conflicting with the Existing Licenses;

(ee)

a special committee of independent directors of the Parent has determined that the transactions contemplated by the Facility Documents are not subject to or are exempt from, as the case may be, the formal valuation and minority approval requirements of Part 5 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and the Parent, the board of directors thereof or any committee thereof has not modified such determination or made any contradictory determination;

(ff)

no Event of Default has occurred and is continuing and, to the knowledge of each Obligor, there exists no state of facts or circumstances which after notice or lapse of time or both or otherwise would constitute an Event of Default;

(gg)

as of the date of this Agreement, none of the Facility Documents need to be stamped or registered except for the registration that has been made against the Parent in British Columbia, Québec and Yukon personal property registers;

(hh)

no Encumbrance has been directly or indirectly created by the Parent or any of its Subsidiaries on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than Permitted Encumbrances;

(ii)

except for the Management Services Payment, no direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) has been made, nor has any direct or indirect transfer of a direct or indirect interest therein been made, by the Parent or any of its Subsidiaries;

(jj)	no direct or indirect off-take contracts or marketing contracts with respect to the OT Project have been entered into by the Parent or any of its Subsidiaries other than as permitted hereunder;

(kk)	neither the Parent nor any of its Material Subsidiaries has any Debt outstanding other than Permitted Debt;

(ll)

the Parent and each of its Material Subsidiaries owns all of its assets, property and undertaking, and has good and marketable title to such assets, property and undertaking, in each case free and clear of all Encumbrances and claims except Permitted Encumbrances;

(mm)

neither the Parent nor any of its Material Subsidiaries is in default under any instrument evidencing any Debt or under the terms of any instrument pursuant to which any Debt has been issued or made and delivered, and there exists no state of facts or circumstances which after the giving of notice or the lapse of time or both or otherwise would constitute such a default; and

(nn)

each Collateral Document confers the security interest it purports to confer (subject to any limitations to enforcement under Applicable Law); each Collateral Document is fully perfected and creates a first ranking charge over all of the assets of the Parent, subject to the Permitted Encumbrances, over which it purports to create or evidence security in favour of the Lender.

11.2	Repetition

The representations and warranties of the Obligors set out in Section 11.1 are deemed to be repeated mutatis mutandis by the Obligors by reference to the facts and circumstances then existing on the date of each Funding Request given hereunder.

11.3	Reliance and Survival

The Obligors acknowledge that the Lender will rely on the representations and warranties set out in Section 11.1 in completing the transactions contemplated by the Facility Documents and agrees that such representations and warranties will survive the date of this Agreement and the date on which each Loan is made under the Early Advance Facility and will continue in full force and effect until the date of termination of this Agreement in accordance with the terms of this Agreement.

11.4	Effect of Investigations

All representations, warranties, covenants and agreements contained in this Agreement or any certificate, exhibit, or other document or other instrument furnished to the Lender by or on behalf of the Obligors in connection with the transactions contemplated by the Facility Documents will survive any investigation made by or on behalf of the Lender at any time with respect to any of the foregoing.

ARTICLE 12

COVENANTS OF OBLIGORS

12.1	Covenants

The Obligors covenant and agree as follows:

(a)

Each Obligor will duly and punctually pay or cause to be paid when due in accordance with the terms of the Facility Documents all amounts in respect of principal, interest and any other fees, costs and charges which are due and owing under the terms thereof.

(b)	The Parent will maintain the security constituted by the Collateral Documents in full force and effect and will comply or cause compliance with Subsection 3.1(b) hereof.

(c)	Notwithstanding Section 37(d) of the Financing Support Agreement, the Obligors will notify the Lender promptly of:

(i)

any proposed change in the name or address of any Obligor or any proposed change in the location of the chief executive office or registered office (as each such term is used in the Personal Property Security Act (British Columbia), the Personal Property Security Act (Yukon) and/or the Civil Code of Québec) of the Parent from British Columbia, Yukon and/or Québec to any other jurisdiction;

(ii)

details of any litigation, dispute, arbitration or other proceeding to which the Parent or any Material Subsidiary is a party, the result of which if determined adversely would be reasonably likely to have a Material Adverse Effect;

(iii)

particulars of any Event of Default or any event which with the giving of notice or the lapse of time or both would constitute such an event, and particulars of the action which any Obligor or any other Material Subsidiary proposes to take with respect thereto, forthwith after such Obligor or such Material Subsidiary has obtained knowledge of the occurrence of such event; or

(iv)	any event or circumstance which could reasonably be expected to have a Material Adverse Effect.

(d)	The Borrower will use the proceeds of all advances under the Early Advance Facility made available to it only for the purposes set forth in Section 2.2.

(e)	The Parent will take and will ensure that its Material Subsidiaries take all actions necessary (including the making or delivery of filings and payment of fees) to:

(i)	comply with its obligations under the Facility Documents to which it is a party; and

(ii)

preserve and keep in full force and effect its existence under its jurisdiction of incorporation or existence, as applicable, and rights under each Transaction Document and any other material agreement to which the Parent or any of its Subsidiaries and any member of the Rio Tinto Group are parties.

(f)	The Borrower will give the Lender immediate notice in writing of any Event of Default or any event which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default.

12.2	Termination of Covenants

Each of the covenants of the Obligors set out in this Article 12 will terminate upon the repayment in full of the Obligations and the valid termination of this Agreement pursuant to Section 7.4.

ARTICLE 13

EVENTS OF DEFAULT

13.1	Events of Default

The occurrence of any one or more of the following will constitute an “Event of Default” hereunder:

(a)

the Borrower fails to pay when due any amount payable by it under the terms of this Agreement, and such amount remains unpaid at the close of business (London, U.K. time) on the fifth (5th) Business Day following the Borrower’s receipt of a written notice from the Lender notifying the Borrower of such non-payment and demanding payment of such amount;

(b)

any Obligor or any of its Subsidiaries breaches or fails to perform or observe, in any material respect, any obligation, covenant or provision contained in any of the Transaction Documents to which it is a party or any agreement between the Parent or any of its Subsidiaries and any member of the Rio Tinto Group, except for such breach or failure to perform which the Obligors demonstrate is wholly or substantially attributable to a wilful and intentional breach by or gross negligence of (i) the Rio Tinto Manager in respect of any obligation, covenant or provision contained in the OT Management Agreement, (ii) RTIH in respect of any obligation, covenant or provision contained in the Heads of Agreement or the RT/IVN Governance Agreement, or (iii) the Lender in respect of any obligation, covenant or provision contained in the Facility Documents, and such breach or failure to perform by such Obligor or such Subsidiary is not remedied within forty-five (45) days of the Lender notifying such Obligor of such non-compliance or, if earlier, the date of such Obligor or the applicable Subsidiary becoming aware of such non-compliance, provided, however, that such forty-five (45) day remedial period will not apply to any breach or failure to perform or observe, by the Parent or any of its Subsidiaries any covenant in the Transaction Documents applicable to it to not create, incur, assume or permit to remain outstanding any Debt other than Permitted Debt;

(c)

a Change of Control, except for any Change of Control involving the sale or other disposition of Parent Shares by any member of the Rio Tinto Group to the person, or any member of the group of persons, acquiring such Control;

(d)

any representation or warranty made or given by any Obligor or any of its Subsidiaries in any of the Transaction Documents to which it is a party or any notice, certificate or statement delivered or made hereunder or thereunder is materially inaccurate or misleading or proves to have been materially inaccurate or misleading when made and, if capable of remedy, has not been remedied within thirty (30) days of the Lender notifying such Obligor or such Subsidiary of such material inaccuracy or misleadingness or, if earlier, the date of such Obligor or such Subsidiary becoming aware thereof;

(e)

any Debt of OT LLC under the OT Project Financing is not paid when due (taking into account any applicable cure period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to the maturity date thereof in accordance with the terms of the OT Project Financing Agreements;

(f)

any Debt of the Parent or any of its Subsidiaries for money borrowed in an amount in excess of US$50,000,000 for the Parent, or US$20,000,000 for any of its Subsidiaries in the aggregate, is not paid when due (taking into account any applicable cure period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to its specified maturity date in accordance with the terms of the instrument(s) governing such Debt;

(g)

the commencement of any proceeding, or the taking of any step by or against the Parent or any Material Subsidiary to obtain relief, under the laws of any jurisdiction relating to the bankruptcy, insolvency, reorganization, compromise of debts, liquidation, dissolution or winding-up of the Parent or such Material Subsidiary or the appointment of a liquidator, trustee in bankruptcy, administrator or receiver or the equivalent under the laws of any jurisdiction in respect of the Parent or a Material Subsidiary, provided that, notwithstanding the foregoing, it will not be an Event of Default where such proceeding, step or appointment was not consented to and is being actively contested by the Parent or such Material Subsidiary in proceedings commenced not later than:

(i)	in the case of an Obligor, five (5) Business Days;

(ii)	in the case of OT LLC, the earlier of (A) five (5) Business Days of the Parent becoming aware of such proceeding, step or appointment and (B) ten (10) Business Days; or

(iii)	in the case of any other Material Subsidiary, ten (10) Business Days following the date of commencement of such proceeding, step or appointment and the proceeding, step or appointment is withdrawn or discharged within one hundred and twenty (120) days following such date of commencement;

(h)	the Parent or any Material Subsidiary is unable to pay its Debts as they generally fall due, or stops or suspends or threatens to stop or suspend payment of its debts, as they generally fall due;

(i)

any of the Collateral Documents, once executed and delivered, shall in any material respect fail to provide the Lender the Encumbrances, security interest, rights, titles, interest, remedies, powers or privileges intended to be created thereby or cease to be in full force and effect, or the validity thereof or the applicability thereof to the obligations or any other Obligations purported to be secured or guaranteed thereby or any part thereof shall be disaffirmed by or on behalf of the Parent or any other party thereto;

(j)

any Transaction Document, or any other material agreement to which the Parent or any of its Subsidiaries and any member of the Rio Tinto Group are parties, is or becomes void or unenforceable against the Parent or any of such Subsidiaries (other than where such voidness or unenforceability constitutes an Expropriation Event) and, if capable of remedy, such voidness or unenforceability has not been remedied within:

(i)	in the case of any such Transaction Document or agreement to which the GOM is a party, sixty (60) days; or

(ii)	in any other case, thirty (30) days,

of the Parent or any of its Subsidiaries becoming aware of such voidness or unenforceability;

(k)

any Transaction Document, or any other material agreement to which the Parent or any of its Subsidiaries and any member of the Rio Tinto Group are parties, is terminated or repudiated (other than (x) by such member of the Rio Tinto Group without cause or (y) by the GOM where such termination or repudiation constitutes an Expropriation Event) and, if capable of remedy, such termination or repudiation has not been reversed or otherwise remedied within:

(i)	in the case of any such termination or repudiation by the GOM, sixty (60) days; or

(ii)	in any other case, thirty (30) days,

of the Parent or any of its Subsidiaries receiving written notice of such termination or repudiation;

(l)	either:

(i)

any Governmental Authority seizes, expropriates, nationalises, requisitions or compulsorily acquires, directly or indirectly (including by way of (x) any act or series of acts, whether legislative or otherwise, of any such Governmental Authority, or (y) any breach by any such Governmental Authority of a Transaction Document or other material document relating to the OT Project to which it is a party, or (z) any unlawful, discriminatory or arbitrary withdrawal or revocation of a material consent, waiver, license, permit, registration, order, decree, approval or other authorisation of any Governmental Authority, or any combination of the events referred to in subclauses (x), (y) and (z) above which, in each case, contribute to such effect), all or any material portion of the shares or assets of any Material Subsidiary or all or any material portion of the facilities, assets, revenues or output of the OT Project (such event, an “Expropriation Event”), or

(ii)

there occurs any declared or undeclared war, civil war, acts of foreign enemies, riot, insurrection, politically motivated acts of terrorism or sabotage, revolution or coup d’état (excluding actions of environmental groups, labour disputes or student unrest, in each case, which is not politically motivated) or an embargo sanctioned by a resolution of the United Nations which, in each case:

A.	renders the continued performance by any Material Subsidiary of its obligations under any of the Transaction Documents impracticable or unreasonably hazardous; or

B.

which causes destruction or physical damage to the OT Project facilities that renders their continued construction (including construction of the planned underground development) or operation impracticable;

(such event, a “Political Risk Event”),

and such Expropriation Event or Political Risk Event is continuing (or, if capable or reversal or remedy, has not been reversed or remedied as of the first anniversary of the occurrence of such event);

(m)

any litigation, arbitration or administrative proceeding taking place against the Parent, a Material Subsidiary or in respect of the OT Project is reasonably likely to have an adverse outcome and such outcome would be reasonably expected to have a Material Adverse Effect, unless within ninety (90) days of the initiation thereof such litigation, arbitration or administrative proceeding is either (i) dismissed or (ii) no longer reasonably likely to have an adverse outcome or such outcome would no longer be reasonably expected to have a Material Adverse Effect;

(n)

(i) the Parent Shares are delisted or suspended from trading for more than five (5) days on the TSX or the NYSE, or (ii) the Parent ceases to be a “reporting issuer” in a province or territory of Canada unless the Lender provides its written consent thereto; or

(o)

if in the opinion of the Lender, acting reasonably, an event that has or is likely to have a Material Adverse Effect has occurred other than any such event which the Obligors demonstrate is wholly or substantially attributable to a wilful and intentional breach by or gross negligence of (i) the Rio Tinto Manager in respect of any obligation, covenant or provision contained in the OT Management Agreement, (ii) RTIH in respect of any obligation, covenant or provision contained in the Heads of Agreement or the RT/IVN Governance Agreement or (iii) the Lender in respect of any obligation, covenant or provision contained in the Facility Documents.

13.2	Consequences of Default

(a)

Upon the occurrence of an Event of Default which, if capable of being remedied, has not been remedied within any applicable cure period provided for in this Agreement, the Lender may, at its option and without prejudice to any other rights and remedies available to it, serve on the Obligors a written notice requiring the full amount of the Obligations outstanding to be immediately repaid in full and suspending all further disbursements of Loans hereunder, provided that in the case of an Event of Default pursuant to Section 13.1(g), no such notice will be required and all such amounts will be immediately and automatically repayable in full and all further disbursements of Loans will be immediately and automatically suspended hereunder.

(b)

Upon the occurrence of an Event of Default which, if capable of being remedied, has not been remedied within any applicable cure period provided for in this Agreement, the Lender may, in its discretion, exercise any right or recourse available to it under this Agreement or otherwise and proceed by any action, suit, remedy or proceeding against any Obligor or any of its Subsidiaries authorized or permitted by law for the recovery of all of the outstanding Obligations and, whether or not the Lender has exercised any of its respective rights under Section 13.2(a), proceed to exercise any and all rights hereunder and under the Collateral Documents.

(c)

The Lender is not under any obligation to any Obligor or any other person to realize upon any collateral or enforce the Collateral Documents or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of. The Lender is not responsible or liable to any Obligor or any other person for any loss or damage arising from such realizable or enforcement or the failure to do so or for any act or omission on its part or on the part of any of its directors, officers, employees, agents or advisors in connection with any of the foregoing.

ARTICLE 14

MISCELLANEOUS

14.1	Fees and Expenses

Without limiting Section 8.2:

(a)

if any Obligor requests an amendment, waiver or release of, or consent in relation to the Facility Documents or either of them, the Obligors shall on demand reimburse the Lender for the amount of all reasonable costs and expenses (including legal fees) incurred by the Lender in responding to, evaluating, negotiating or complying with that request or requirement; and

(b)

the Obligors shall on demand pay to the Lender the amount of all reasonable costs and expenses (including legal fees) incurred by it in connection with the enforcement of, or preservation of any rights under, the Facility Documents.

14.2	Waiver

No waiver of, or failure by the Lender to exercise or delay on the part of the Lender, in exercising any right or remedy hereunder, and no waiver as to any default or Event of Default hereunder, shall operate as a waiver thereof unless made in writing and signed by an authorized officer of the Lender, nor shall any single or partial exercise of any right or remedy preclude any further or other exercise by the Lender of any right or remedy hereunder.

14.3	Dealings by Lender

The Lender and its Affiliates may grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with any Obligor, debtors of any Obligor, sureties and others and with the Facility Documents and other securities as the Lender or its Affiliates may see fit without prejudice to the liability of the Obligors under the Transaction Documents or the Lender’s right to hold and enforce the Facility Documents.

14.4	Arbitration

The Parties agree that any matter in dispute under this Agreement will be determined by arbitration in accordance with Part 16 of the PPA, mutatis mutandis, and, for the avoidance of doubt, the provisions of Part 16 of the PPA permitting a party to apply to a court of competent jurisdiction in the circumstances set out therein (including, without limitation, for the purpose of seeking temporary injunctive relief) shall apply to this Agreement, mutatis mutandis, provided that each of the Parties submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia in such circumstances.

14.5	Notices

All notices and other communications (each a “Notice”) given by a Party to the other Party in connection with this Agreement and the other Facility Documents will be in writing, and will be addressed respectively as follows:

(a) If to the Lender:	Rio Tinto International Holdings Limited

6 St James’s Square, London, United Kingdom, SW1Y 4AD

Attention: Group Company Secretary
Email: Company.Secretarial@riotinto.com

with a copy by email to:	GlobalTreasuryOperations@riotinto.com

and a copy to:	McCarthy Tétrault LLP
Suite 5300
Toronto Dominion Bank Tower
Toronto, Ontario
Canada M5K 1E6

Attention: Shea Small
Email: ssmall@mccarthy.ca
Fax: +1 416 868 0673

(b) If to the Obligors:	Turquoise Hill Resources Ltd.

Suite 3680 1
Place Ville Marie,

Montreal, Quebec,
Canada, H3B 3P2

Attention: Luke Colton, Chief Financial Officer
Email: luke.colton@turquoisehill.com
Tel: +1-514-848-1567

with a copy by email to:	Corporate.secretary@turquoisehill.com

Cuprum Metals Pte Ltd
77 Robinson Road #13-00
Robinson 77
Singapore (068896)

Attention: Directors
Email: james.gordon@turquoisehill.com & sg-trq@intertrustgroup.com
Tel: +65-6500-6419

or at such other address, email or fax number or to such other contact person as a Party may give Notice to the other Party. All Notices will be given by hand, by registered mail with acknowledgement of receipt, by courier with acknowledgement of receipt, by electronic mail or by fax. All Notices will be effective and will be deemed given:

(c)	if delivered by hand, immediately;

(d)

in the case of delivery by mail or courier, two (2) Business Days after the date of posting (if posted or couriered to an address in the same country) or five (5) Business Days after the date of posting (if posted or couriered to an address in another country); and

(e)

in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission has been made without error; and

(f)	in the case of electronic mail, upon the transmittal thereof,

but if the result is that a Notice would be taken to be given or made on a day which is not a Business Day or is received later than 4.00 pm (local time), it will be taken to have been given or made at the commencement of the next Business Day in that place.

14.6	Further Assurances

Each of the Obligors and the Lender will promptly execute and deliver to the other Party, upon request by the other Party, all such other and further documents, agreements, opinions, certificates and instruments in compliance with, or accomplishment of, the covenants and agreements of such first-mentioned Party under the Facility Documents or more fully to state the obligations of such first-mentioned Party as set forth therein and will make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

14.7	Inconsistency with Other Facility Documents

To the extent that any term, condition, representation, covenant or other provision contained in any Facility Document (other than this Agreement) is at any time inconsistent or conflicts with any term, condition, representation, covenant or other provision contained in this Agreement, then the provisions of this Agreement shall prevail and govern.

14.8	Heads of Agreement

This Agreement is intended to constitute the definitive, long-form agreement giving effect to the “Early Advance”, as such term is defined in the Heads of Agreement.

14.9	Severability

If any provision of this Agreement or any part of this Agreement or thereof shall be found or determined to be invalid, illegal or unenforceable in any jurisdiction, it shall for the purposes of such jurisdiction only be severable from this Agreement, and the remainder of this Agreement, shall for the purposes of such jurisdiction only be construed as if such invalid, illegal or unenforceable provision or part had been deleted herefrom or therefrom.

14.10	Remedies Cumulative

For greater certainty, it is expressly understood that the rights and remedies of the Lender hereunder or under any other Facility Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or any other Facility Document will not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled in connection with such default or breach.

14.11	Perform Obligations

If an Event of Default has occurred and is continuing and if any Obligor has failed to perform any covenant or agreement given by it in any Facility Document, the Lender may perform any such covenant or agreement in the manner deemed fit by the Lender without thereby waiving any rights to enforce such Facility Document. The reasonable expenses (including any legal costs) incurred by the Lender in respect of the foregoing will constitute a part of the Obligations and will be secured by the Collateral Documents.

14.12	Application of Payments

All payments made by the Obligors under the Facility Documents or received from proceeds of realization of any Collateral Documents will be applied to amounts due under the Obligations as determined by the Lender in its sole discretion.

14.13	Third Parties

It is not necessary for any Person dealing with the Lender, or any other agent of the Lender to inquire whether any Collateral Document has become enforceable, or whether the powers that the Lender is purporting to exercise may be exercised, or whether any Obligations remains outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale is to be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Collateral Document or any part thereof.

14.14	Successors and Assigns

The Facility Documents will (a) enure to the benefit of the Lender and its successors and permitted assigns, and (b) be binding upon the Obligors and their respective successors and permitted assigns.

14.15	Governing Law and Submission to Jurisdiction

This Agreement and any obligation arising out of or in connection with the subject matter hereof, whether contractual or non-contractual in nature, shall be governed by and construed in accordance with the law of the Province of British Columbia and the federal laws of Canada applicable therein.

14.16	Modification

No modification, rescission, waiver, release, or amendment of any provision of this Agreement shall be made, except by a written agreement signed by the Obligors and a duly authorized officer of the Lender.

14.17	Entire Agreement

This Agreement is intended by the Obligors and the Lender to be the final, complete, and exclusive expression of the agreement between them relating to the subject matter of this Agreement. This Agreement supersedes any previous agreement between the Parties relating to the subject matter of this Agreement.

14.18	Currency Conversion Indemnity

If:

(a)

any amount payable under, or in connection with any matter relating to or arising out of, the Facility Documents, is received by the Lender in a currency (the “Payment Currency”) other than that agreed to be payable thereunder (the “Agreed Currency”), whether voluntarily or pursuant to an order, judgment or decision of any court, tribunal, arbitration panel or administrative agency or as a result of any bankruptcy, receivership, liquidation or other insolvency type proceedings or otherwise; and

(b)	the amount so received by converting the Payment Currency so received into the Agreed Currency is less than the relevant amount of the Agreed Currency;

then:

(c)

the amount so received shall constitute a discharge of the liability of the Obligors under or in connection with the Facility Documents only to the extent of the amount of Agreed Currency received following the conversion described in paragraph (b) above; and

(d)	the Obligors shall forthwith indemnify and save the Lender harmless from and against such deficiency of Agreed Currency and any loss or damage arising as a result thereof.

Any conversion pursuant to this Section 14.18 shall be made at such prevailing rate of exchange on such date as is within three (3) Business Days following the date the Payment Currency is received by the Lender and in such market as is determined by the Lender as being the most appropriate for such a conversion. The Obligors shall, in addition, pay the reasonable costs of such conversion.

14.19	Day count convention

Any interest or fee accruing under the Facility Documents will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days.

14.20	Counterparts

This Agreement may be executed in any number of counterparts, and by the Lender and the Obligors in separate counterparts, each of which shall be an original, but all of which shall together constitute one and the same agreement.

14.21	Electronic Execution

Delivery of an executed signature page to this Agreement by either Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party. The words “execution”, “signed”, “signature”, and words of like import in this Agreement shall be deemed to include electronic signature or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be.

14.22	Exclusion of Set-Off

All amounts due under this Agreement and the other Facility Documents shall be paid by the Obligors to the Lender in full without any deduction or withholding (other than, subject to Article 9, any deduction or withholding of Tax as required by law), and the Obligors shall not be entitled to claim set-off or to counterclaim against the Lender in relation to the payment of the whole or part of any such amount.

14.23	Time of the Essence

Time is of the essence in this Agreement.

14.24	Announcements and Public Disclosure

The Obligors will provide a reasonable opportunity for the Lender and its counsel to review and comment upon (i) drafts of all materials to be filed by the Parent with any Governmental Authority or stock exchange in connection with the transactions contemplated hereby, and (ii) any press release or other public disclosure that may be issued by the Parent to the extent such press release or other disclosure relates to the transactions contemplated hereby, and the Obligors will give due consideration to such comments, acting reasonably. The forms of this Agreement and any other Facility Document which are to be filed by any party with securities regulators (including any redactions therefrom) will be agreed between the parties prior to filing, provided, however, that such commitment will not prevent the Parent or any member of the Rio Tinto Group from complying, in good faith and upon the advice of counsel, with its filing obligations under applicable Securities Laws.

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

CUPRUM METALS PTE LTD, as Borrower

By:	/s/ Niranjanaben Patel
Name: Niranjanaben Patel
Title: Director

By:	/s/ Tan Yong Sheng
Name: Tan Yong Sheng
Title: Director

TURQUOISE HILL RESOURCES LTD., as Parent

By:	/s/ Steve Thibeault
Name: Steve Thibeault
Title: Interim Chief Executive Officer

RIO TINTO INTERNATIONAL HOLDINGS
LIMITED, as Lender

By:	/s/ Steven Allen
Name: Steven Allen
Title: Director

SCHEDULE A

DISCLOSED ENCUMBRANCES OF OBLIGORS

None.

SCHEDULE B

CERTAIN PERMITTED DEBT (AS OF SEPTEMBER 5, 2022)

A.         Debt of Material Subsidiaries

None.

B.         Guarantees by the Parent In Relation to Debt of Material Subsidiaries

None.

SCHEDULE C

FORM OF PARENT GENERAL SECURITY AGREEMENT

THIS AGREEMENT is made as of September 5, 2022

BETWEEN:

TURQUOISE HILL RESOURCES LTD., a corporation continued under the laws of the Yukon Territory (the “Debtor”)

AND:

RIO TINTO INTERNATIONAL HOLDINGS LIMITED, a private limited company incorporated under the laws of the United Kingdom (including its successors and assigns, the “Secured Party”)

WHEREAS pursuant to a US$650,000,000 secured early advance funding agreement dated as of September 5, 2022 between Cuprum Metals Pte Ltd, as borrower (the “Borrower”), the Debtor, as parent, and the Secured Party, as lender (as amended, supplemented, restated or otherwise modified from time to time, the “Early Advance Funding Agreement”), the Secured Party has agreed to make available to the Borrower an early advance credit facility in the principal amount of up to US$650,000,000 (subject to adjustment in accordance therewith) upon the terms and subject to the conditions contained therein;

AND WHEREAS in connection with the Early Advance Funding Agreement, the Debtor has entered into the guarantee dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Guarantee”) in favour of the Secured Party pursuant to which the Debtor has, among other things, guaranteed the obligations of the Borrower under the Early Advance Funding Agreement;

AND WHEREAS the Debtor has agreed to grant a security interest and assignment, mortgage and charge in the Collateral to the Secured Party in order to secure the performance of the Obligations;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Interpretation

(1)      In this Agreement:

(a)	“Agreement” means this general security agreement and all amendments made hereto by written agreement between the Secured Party and the Debtor;

(b)	“Collateral” has the meaning given to such term in Section 2.01 hereof;

(c)	“contractual rights” has the meaning given to such term in Section 2.05 hereof;

(d)	“Early Advance Funding Agreement” has the meaning set out in the recitals to this Agreement;

(e)	“Equipment” has the meaning given to such term in Section 2.01(c) hereof.

(f)	“Inventory” has the meaning given to such term in Section 2.01(b) hereof;

(g)	“Notice” has the meaning given to such term in Section 5.07 hereof;

(h)

“Obligations” means all obligations and liabilities of the Debtor to the Secured Party under the Early Advance Funding Agreement, the Guarantee and the other Facility Documents to which the Debtor is a party, including all debts and liabilities, present or future, direct or indirect and howsoever incurred, at any time owing by the Debtor to the Secured Party or remaining unpaid by the Debtor to the Secured Party under the Early Advance Funding Agreement, the Guarantee and the other Facility Documents to which the Debtor is a party, and whether the same is from time to time reduced and thereafter increased, including all interest, commissions, fees, legal and other costs, charges and expenses under the Early Advance Funding Agreement, the Guarantee and the other Facility Documents to which the Debtor is a party;

(i)	“Real Property” has the meaning given to such term in Section 2.01(l) hereof;

(j)	“Receiver” has the meaning given to such term in Section 4.01(i) hereof; and

(k)	“Securities” has the meaning given to such term in Section 2.01(f) hereof.

(2)      The terms “accessions”, “accounts”, “chattel paper”, “documents of title”, “instruments”, “intangibles”, “inventory”, “proceeds” and “securities” whenever used herein have the meanings given to those terms in the Personal Property Security Act (British Columbia), as now enacted or as the same may from time to time be amended, re-enacted or replaced.

(3)      Capitalized terms used herein and not otherwise defined have the meanings given to them in the Early Advance Funding Agreement.

(4)      Any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto and, unless otherwise expressly provided herein, includes a reference to all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding such statute or such regulation.

1.02	Sections and Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03	Extended Meanings

In this Agreement, words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations. The term “including” means “including without limiting the generality of the foregoing”.

ARTICLE 2 - GRANT OF SECURITY INTEREST

2.01	Security Interest

As general and continuing security for the payment and performance of all Obligations (whether at stated maturity or due to demand, acceleration or otherwise), the Debtor hereby grants to the Secured Party a security interest in all of the Debtor’s present, future and after-acquired undertaking and property, both real and personal (collectively, the “Collateral”); and as further general and continuing security for the payment and performance of the Obligations, the Debtor hereby assigns the Collateral to the Secured Party and mortgages and charges the Collateral as and by way of a fixed and specific mortgage and charge (other than the Real Property (as hereinafter defined), which will be as and by way of a floating charge) to the Secured Party. Without limiting the generality of the foregoing, the Collateral includes and will include all right, title and interest that the Debtor now has or may hereafter have, be entitled to, or acquire in any manner whatsoever (including by way of amalgamation) in all property of the following kinds:

(a)	Receivables: all debts, accounts, balances, claims and choses in action for monetary amounts which are now or which may hereafter become due, owing or accruing to the Debtor;

(b)	Inventory: all inventory of whatever kind and wherever situated (collectively, the “Inventory”);

(c)	Equipment: all machinery, equipment, fixtures, furniture, plant, vehicles and other tangible personal property which are not Inventory (collectively, the “Equipment”);

(d)	Chattel Paper: all chattel paper;

(e)	Documents of Title: all documents of title, including warehouse receipts, bills of lading and other documents of title, whether negotiable or not;

(f)	Securities: all shares, stock, warrants, bonds, debentures, debenture stock and other securities (collectively, the “Securities”);

(g)	Intangibles: all intangibles not otherwise described in this Section 2.01, including all goodwill, patents, trademarks, copyrights and other intellectual and industrial property;

(h)

Money and Instruments: all bills, notes, cheques and other instruments and all coins or bills or other medium of exchange adopted for use as part of the currency of Canada or of any foreign government;

(i)

Books, Records, Etc.: all books, papers, accounts, invoices, documents and other records in any form evidencing or relating to any of the Collateral and all contracts, securities, instruments and other rights and benefits in respect thereof;

(j)	Substitutions, Etc.: all replacements of, substitutions for and increases, additions and accessions to any of the property described in this Section 2.01;

(k)

Proceeds: all proceeds of any Collateral in any form derived directly or indirectly from any dealing with the Collateral or that indemnifies or compensates for the loss of or damage to the Collateral (including any insurance proceeds); and

(l)

Real Property: all real and immovable property of whatsoever nature and kind and wheresoever situate, whether in fee simple, leasehold or of a lesser estate and all benefits, easements, franchises, immunities, licenses, privileges, rights, rights of way and servitudes relating thereto or connected therewith, all apparatus, buildings, chattels, erections, fixtures, fixed equipment, improvements and plant (collectively, the “Real Property”) and all rights under any contract, franchise, lease, mortgage or other agreement relating to the Real Property.

2.02	Exceptions

The security interest, assignment, mortgage and charge granted to the Secured Party pursuant to Section 2.01 will not:

(a)

extend or apply to the last day of the term of any lease or agreement relating to Real Property, but the Debtor will hold such last day in trust for the Secured Party and, should the Secured Party enforce the said security interest, assignment, mortgage and charge, the Debtor will assign such last day as directed by the Secured Party; and

(b)	render the Secured Party liable to observe or perform any term, covenant or condition of any agreement, document or instrument to which the Debtor is a party or by which it is bound.

2.03	Floating Charge

For the purpose of Section 203 of the Land Title Act (British Columbia), with respect to (and only to) any Real Property, the floating charge created by Section 2.01 will become a fixed charge on the assets, effects, property and undertaking of the Debtor charged hereby upon the earlier of: (a) the Obligations becoming immediately due and payable; (b) the occurrence of an Event of Default which is continuing; and (c) the occurrence of any other event which by operation of law would result in such floating charge becoming a fixed charge.

2.04	Attachment of Security Interest

The Debtor acknowledges that value has been given and agrees that the security interest granted hereby will attach when the Debtor signs this Agreement or (in respect of any Collateral which is after-acquired property) at the time the Debtor acquires any rights in such Collateral.

2.05	Exception for Contractual Rights

The security interest granted hereby does not and will not extend to, and Collateral will not include, any agreement, right, franchise, licence or permit (the “contractual rights”) to which the Debtor is a party or of which the Debtor has the benefit, to the extent that the creation of the security interest herein would constitute a breach of the terms of or permit any person to terminate the contractual rights, but the Debtor must hold its interest therein in trust for the Secured Party and will assign such contractual rights to the Secured Party forthwith upon obtaining the consent of the other party thereto. The Debtor agrees that it will, upon the request of the Secured Party, use all commercially reasonable efforts to obtain any consent required to permit any such contractual rights to be subjected to the security interest granted hereby.

ARTICLE 3 - DEALING WITH COLLATERAL

3.01	Dealing with Collateral by the Debtor

(1)      To the extent the Debtor sells, leases, assigns, transfers or otherwise disposes of any of the Collateral in accordance with the Early Advance Funding Agreement, then such Collateral will be released from the security interest granted hereby without further act or formality (but for greater certainty, any proceeds therefrom will be subject to the security interest granted hereby), provided that the Secured Party shall be required to provide such written discharges and releases as the Debtor may reasonably require, at the cost of the Debtor.

(2)      Upon the occurrence of an Event of Default which is continuing and the exercise by the Secured Party of any of its rights and remedies pursuant to Section 4.01, all money received by the Debtor will be held by the Debtor in trust for the Secured Party and must be held separate and apart from other money of the Debtor and paid over to the Secured Party on request.

3.02	Registration of Securities

The Secured Party may have any Securities registered in its name or in the name of its nominee and will be entitled but not required to exercise any of the rights that any holder of such Securities may at any time have. However, until an Event of Default has occurred and continued and the Secured Party has exercised any of its rights and remedies pursuant to Section 4.01, the Debtor will be entitled to exercise, in a manner not prejudicial to the interests of the Secured Party or which would not violate or be inconsistent with this Agreement, all voting power from time to time exercisable in respect of the Securities. The Secured Party will not be responsible for any loss occasioned by its exercise of any of such rights or by failure to exercise the same within the time limited for the exercise thereof. The Debtor must from time to time forthwith upon the request of the Secured Party deliver to the Secured Party those Securities requested by the Secured Party duly endorsed for transfer to the Secured Party or its nominee.

3.03	Notification of Account Debtors

Before an Event of Default occurs, the Secured Party may give notice of this Agreement and the security granted hereby to any account debtor of the Debtor or to any other person liable to the Debtor and, after the occurrence of an Event of Default which is continuing and the exercise by the Secured Party of any of its rights and remedies pursuant to Section 4.01, may give notice to any such account debtors or other person to make all further payments to the Secured Party. Any payment or other proceeds of Collateral received by the Debtor from account debtors or from any other person liable to the Debtor after the occurrence and during the continuance of such Event of Default and exercise of such rights and remedies will be held by the Debtor in trust for the Secured Party and must be held separate and apart from other money of the Debtor and paid over to the Secured Party on request.

3.04	Application of Funds

All money collected or received by the Secured Party in respect of the Collateral may be applied on account of such parts of the Obligations as the Secured Party in its sole discretion determines, or may be held unappropriated in a collateral account, or in the discretion of the Secured Party may be released to the Debtor, all without prejudice to the Secured Party’s rights against the Debtor.

ARTICLE 4 - REMEDIES

4.01	Remedies

In addition to any right or remedy otherwise provided herein or by law, on or after the occurrence of any Event of Default that has not been either cured or waived and after the Obligations or any of them have become immediately due and payable, the Secured Party will have the rights and remedies set out below, all of which may be enforced successively or concurrently:

(a)

the Secured Party may take possession of the Collateral and require the Debtor to assemble the Collateral and deliver or make the Collateral available to the Secured Party at such places as may be specified by the Secured Party, and neither the Secured Party nor any Receiver will be or be deemed to be a mortgagee in possession by virtue of any such actions;

(b)	the Secured Party may take such steps as it considers desirable to maintain, preserve or protect the Collateral;

(c)	the Secured Party may carry on, or concur in the carrying on of, all or any part of the business of the Debtor;

(d)	the Secured Party may have, exercise or enforce any rights of the Debtor in respect of the Collateral;

(e)

the Secured Party may sell, lease or otherwise dispose of the Collateral at public auction, by private tender, by private sale or otherwise either for cash or upon credit, upon such terms and conditions as the Secured Party may determine and without notice to the Debtor unless required by law;

(f)	the Secured Party may accept all or any part of the Collateral in total or partial satisfaction of the Obligations in the manner provided by law;

(g)

the Secured Party may, for any purpose specified herein, including for the maintenance, preservation or protection of any Collateral or for carrying on any of the business or undertaking of the Debtor, borrow money on the security of the Collateral, which security will rank in priority to the security granted hereby;

(h)

the Secured Party may occupy and use all or any of the premises, buildings and plants occupied by the Debtor and use all or any of the Equipment and other property of the Debtor for such time as the Secured Party requires to facilitate the realization of the Collateral, free of charge and the Secured Party will not be liable for any rent, charges, depreciation or damages in connection with such actions, nor will the Secured Party or any Receiver be or be deemed to be a mortgagee in possession by virtue of any such actions;

(i)

the Secured Party may appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the whole or any part of the Collateral and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Collateral; and

(j)

the Secured Party may discharge any claim, lien, mortgage, charge, security interest, encumbrance or any rights of others that may exist or be threatened against the Collateral, and in every such case the amounts so paid together with costs, charges and expenses incurred in connection therewith will be added to the Obligations.

4.02	Powers of the Receiver

Any Receiver will have all of the rights and powers that the Secured Party is entitled to exercise pursuant to Section 4.01 but the Secured Party will not be in any way responsible for any misconduct or negligence of any such Receiver.

4.03	Liability of Secured Party

The Secured Party may, without discharging or in any way affecting the security created by this Agreement or any remedy of the Secured Party, (i) grant extensions of time, (ii) take and perfect or abstain from taking and perfecting security, (iii) give up securities, (iv) accept compositions or compromises, (v) grant releases and discharges, and (vi) release any part of the Collateral or otherwise deal with the Debtor, debtors of the Debtor, sureties and others and with the Collateral and other security, in each case as the Secured Party sees fit without prejudice to the liability of the Debtor to the Secured Party or the Secured Party’s rights hereunder.

4.04	Liability of Secured Party

The Secured Party will not be liable or responsible for any failure to seize, collect, realize, or obtain payment with respect to the Collateral and is not bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment with respect to the Collateral or for the purpose of preserving any rights of the Secured Party, the Debtor or any other person in respect of the Collateral. In the exercise of its rights and the performance of its obligations, the Secured Party will only be liable for gross negligence or wilful misconduct.

4.05	Proceeds of Realization

The Secured Party may apply any proceeds of realization of the Collateral to payment of costs, fees and expenses, including those related to the realization of the Collateral, and the Secured Party may apply any balance to payment of all other Obligations in such order as the Secured Party sees fit. If there is any surplus remaining, the Secured Party may pay it to any person entitled thereto by law of whom the Secured Party has knowledge and any balance remaining may be paid to the Debtor. If the realization of the Collateral fails to satisfy the Obligations, the Debtor will be liable to pay any deficiency to the Secured Party.

ARTICLE 5 - GENERAL

5.01	Waivers of Legal Limitations

To the fullest extent permitted by law, the Debtor waives all of the rights, benefits and protections that is given by the provisions of any law that imposes limitations upon the powers, rights or remedies of a secured party, including any law that limits the rights of a secured party to both seize Collateral and sue for any deficiency following realization of Collateral.

5.02	Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.

5.03	Entire Agreement

This Agreement has been entered into pursuant to the provisions of the Early Advance Funding Agreement and is subject to all the terms and conditions thereof and, if there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Early Advance Funding Agreement, the rights and obligations of the parties will be governed by the provisions of the Early Advance Funding Agreement. Except as provided in the previous sentence, this Agreement cancels and supersedes any prior understandings and agreements between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Secured Party and the Debtor with respect to the subject matter hereof except as expressly set forth herein or in the other Transaction Documents.

5.04	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver or consent by the Secured Party of or to any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Secured Party purporting to give the same and, unless otherwise provided in the written waiver or consent, will be limited to the specific breach waived or consent given and will not apply to any other or further breach of or default in this Agreement.

5.05	Assignment

The rights of the Secured Party under this Agreement may only be assigned by the Secured Party as permitted under the Early Advance Funding Agreement. The Debtor may not assign its obligations under this Agreement whether in whole or in part.

5.06	Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part in any jurisdiction, such invalidity or unenforceability will attach only to such provision or part thereof and only with respect to such jurisdiction and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

5.07	Notices

All notices, payments and other required or permitted communications to either party will be given in accordance with the Early Advance Funding Agreement.

5.08	Additional Continuing Security

This Agreement and the security interest, assignment, mortgage and charge granted hereby are cumulative rights which are in addition to and not in substitution for any other security now or hereafter held by the Secured Party and will not affect or be affected by any other rights, remedies and powers of the Secured Party in respect of the Obligations existing in law, in equity or by statute and this Agreement is a continuing agreement and security that will remain in full force and effect until the full and final payment and performance of the Obligations whereupon the Secured Party will, at the request and sole expense of the Debtor and pursuant to Section 7.4(a) of the Early Advance Funding Agreement, execute such releases and discharges as the Debtor reasonably requires.

5.09	Further Assurances

(1)      The Debtor must at its expense from time to time do, execute and deliver, or cause to be done, executed and delivered, all such financing statements, further assignments, documents, acts, matters and things as may be reasonably requested by the Secured Party for the purpose of giving effect to this Agreement or the Early Advance Funding Agreement or for the purpose of perfecting the Secured Party’s security in the Collateral or establishing compliance with the representations, warranties and covenants herein contained.

(2)      The Secured Party will do, execute and deliver, or cause to be done, executed and delivered, all such documents, recordings, filings, acts, matters and things as may be reasonably requested by the Debtor for the purpose of giving effect to this Agreement or the Early Advance Funding Agreement.

5.10	Discharge

The Debtor will not be discharged from any of the Obligations or from this Agreement except by a release and discharge signed in writing by the Secured Party, which will not be unreasonably withheld, delayed or made subject to conditions by the Secured Party.

5.11	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

5.12	Executed Copy

The Debtor acknowledges receipt of a fully executed copy of this Agreement.

5.13	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original as against any party whose signature appears thereon, and all of which taken together will constitute one and the same instrument. Any manually executed counterpart hereto delivered by facsimile transmission will be deemed delivery of an original counterpart hereto.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the first date written above.

TURQUOISE HILL RESOURCES LTD.

Per:
(authorized signature)

RIO TINTO INTERNATIONAL HOLDINGS
LIMITED

Per:
(authorized signature)

SCHEDULE D

FORM OF PARENT DEED OF HYPOTHEC

THIS DEED OF MOVABLE HYPOTHEC ENTERED INTO ON SEPTEMBER 5, 2022

BETWEEN:	TURQUOISE HILL RESOURCES LTD., a corporation continued under the laws of the Yukon Territory, having its registered office at 3680-1 Place Ville-Marie, Montréal, Québec H3B 3P2. (the “Grantor”)

AND:

RIO TINTO INTERNATIONAL HOLDINGS LIMITED, a private limited company constituted under the laws of the United Kingdom, having its registered office at 6 St James’s Square, London, United Kingdom, SW1Y 4AD.

(the “Lender”)

WHEREAS pursuant to a US$650,000,000 secured early advance funding agreement dated as of the date hereof between Cuprum Metals Pte Ltd, as borrower (the “Borrower”), the Grantor, as parent, and the Lender, as lender (as amended, supplemented, restated or otherwise modified from time to time, the “Early Advance Funding Agreement”), the Grantor has agreed to make available to the Borrower an early advance credit facility in the principal amount of up to US$650,000,000 (subject to adjustment in accordance therewith) upon the terms and subject to the conditions contained therein;

AND WHEREAS in connection with the Early Advance Funding Agreement, the Grantor has entered into the guarantee dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Guarantee”) in favour of the Lender pursuant to which the Grantor has, among other things, guaranteed the obligations of the Borrower under the Early Advance Funding Agreement;

AND WHEREAS the Grantor has agreed to hypothecate in favour of the Lender the Hypothecated Property (as defined below) in order to secure the performance of the Obligations (as defined below);

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

All capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Early Advance Funding Agreement (as defined below). As to all other capitalized terms contained in this Deed, unless the context indicates otherwise:

(1)      “Excluded Property” means the property described in Paragraph 2.02 of the Security Agreement;

(2)      “Hypothecated Property” shall have the meaning ascribed thereto at Paragraph 2.01;

(3)      “Obligations” means all obligations and liabilities of the Grantor to the Lender under the Early Advance Funding Agreement, the Guarantee and the other Facility Documents to which the Grantor is a party, including all debts and liabilities, present or future, direct or indirect and howsoever incurred, at any time owing by the Grantor to the Lender or remaining unpaid by the Grantor to the Lender under the Early Advance Funding Agreement, the Guarantee and the other Facility Documents to which the Grantor is a party, and whether the same is from time to time reduced and thereafter increased, including all interest, commissions, fees, legal and other costs, charges and expenses under the Early Advance Funding Agreement, the Guarantee and the other Facility Documents to which the Grantor is a party; and

(4)      “Security Agreement” means the parent general security agreement dated as of the date hereof between the Grantor, as debtor, and the Lender, as secured party, as may be amended, restated, supplemented or otherwise modified from time to time.

ARTICLE 2 - CHARGING PROVISIONS

2.01	Hypothec

(1)	To secure the Obligations, the Grantor hereby hypothecates in favour of the Lender:

(a)	Description in English of the Hypothecated Property:

the universality of all of its movable property, present and future, corporeal and incorporeal, of whatever nature and wherever situated;

(b)	Description in French of the Hypothecated Property:

l’universalité de tous ses biens meubles, présents et à venir, corporels et incorporels, de quelque nature qu’ils soient et où qu’ils soient situés.

All of the property subjected to or intended to be subjected to the foregoing hypothec is being hereafter referred to as the “Hypothecated Property”.

(2)      In the event of any inconsistency between the English and the French descriptions of the Hypothecated Property in Section 2.01, the French description will prevail

(3)      The hypothec constituted by the Grantor under this Paragraph 2.01 is granted for the sum of NINE HUNDRED SEVENTY FIVE MILLION Canadian dollars (CAD $975,000,000), with interest thereon at the rate of twenty percent (20%) per annum from the date hereof.

(4)      The hypothecs granted hereby do not and will not extend to, and the Hypothecated Property will not include, any agreement, right, franchise, licence or permit (the “contractual rights”) to which the Grantor is a party or of which the Grantor has the benefit, to the extent that the creation of the hypothecs herein would constitute a breach of the terms of or permit any person to terminate the contractual rights, but the Grantor must hold its interest therein in trust for the Lender and will assign such contractual rights to the Lender forthwith upon obtaining the consent of the other party thereto. The Grantor agrees that it will, upon the request of the Lender, use all commercially reasonable efforts to obtain any consent required to permit any such contractual rights to be subjected to the security interest granted hereby.

(5)      The Lender hereby renounces to all rights and recourses of a hypothecary creditor in connection with this hypothec with respect to Excluded Property and agrees not to itself, or through an agent, exercise its hypothecary rights hereunder against any of the Hypothecated Property, including the right to follow contemplated in Article 2660, Article 2700 and Article 2745 of the Civil Code of Quebec, with respect to any property which is (or hereafter becomes) Excluded Property, for as long as such property remains Excluded Property. For greater certainty, the foregoing does not apply to any hypothecary rights or recourses with respect to any Hypothecated Property of the Grantor which ceases to be Excluded Property.

ARTICLE 3 – REPRESENTATIONS AND WARRANTIES

3.01	Representations and Warranties of the Grantor

The Grantor represents and warrants that there is no French version of the Grantor’s legal name.

ARTICLE 4 - COVENANTS

4.01	Covenants of the Grantor

The Grantor hereby makes and reiterates all of the covenants of, or applicable to, the Grantor set forth in the Security Agreement, mutatis mutandis. The Grantor further covenants with the Lender that it will for so long as the Hypothecated Property is situated in Quebec do all things and execute all documents necessary for the security constituted hereunder to have full effect and be constantly perfected and enforceable.

ARTICLE 5 - RIGHTS OF THE LENDER

5.01	Sale of Hypothecated Property

Following the occurrence and the continuance of an Event of Default, the Lender may, without being bound to do so, sell in accordance with applicable law the Hypothecated Property in its possession where it believes in good faith that the Hypothecated Property is likely to decrease in value or depreciate.

5.02	Appointment of the Lender as Attorney

The Grantor constitutes and appoints the Lender as its irrevocable attorney, with full power of substitution, in order to do any act and to sign any document necessary or useful to the exercise of the rights conferred on the Lender under this Deed.

5.03	Exercise of Rights

The rights conferred on the Lender under this Article 5 may be exercised by the Lender upon the occurrence of an Event of Default which is continuing.

ARTICLE 6 - REMEDIES IN CASE OF EVENT OF DEFAULT

6.01	Recourses

(1)      Upon the occurrence and during the continuance of an Event of Default which is continuing, the Lender may, at its discretion, declare the security hereby constituted to have become enforceable.

(2)	If the security hereby constituted is then enforceable:

(a)	the Lender may realize the security constituted hereunder and exercise all rights and remedies of a hypothecary creditor under the Civil Code of Québec; and

(b)

the Lender may also (without being required to do so) but subject to any mandatory provision of applicable law take possession and administer the Hypothecated Property or any part thereof, with full power to use, protect, preserve and sell same and to receive all revenue therefrom, including granting leases in respect thereof or renewing existing leases on terms and conditions it deems appropriate and the Lender may compromise or transact with the debtors of debts and accounts receivable which are subject to the security constituted hereby and may grant releases and discharges thereto. The Lender may also do all things necessary or useful for the purpose of selling or realizing the Hypothecated Property, including completing the manufacture of inventory and purchasing raw materials.

(3)      The Lender may waive in writing any term, breach or any rights hereunder. Any such action on the part of the Lender shall not affect any subsequent breach or the remedies arising therefrom.

(4)      The remedies provided in this Article 6 may be exercised on all the Hypothecated Property taken as a whole or in respect of any part thereof.

ARTICLE 7 - GENERAL PROVISIONS

7.01	Hypothec in Addition to Other Security

The hypothec created under this Deed is in addition to and not in substitution for any other hypothec or security held by the Lender.

7.02	Continuing Security

(1)      This security is a continuing security and shall subsist notwithstanding the payment from time to time, in whole or in part, of any of the Obligations. The hypothec constituted hereunder is not a “floating hypothec” and this Deed is not intended to create a trust under the laws of the Province of Québec.

(2)      This hypothec shall (a) remain in full force and effect until all Obligations have been paid in full, and the Early Advance Funding Agreement has been terminated, (b) be binding upon the Grantor and its successors, permitted transferees and permitted assigns and (c) inure, together with the rights and remedies of the Lender hereunder, to the benefit of the Lender and its successors, transferees and assigns.

(3)      Upon the payment in full of all Obligations, and the termination of the Early Advance Funding Agreement, the hypothec and Encumbrance granted hereunder shall terminate and all rights to the Hypothecated Property shall revert to the Grantor. Upon such termination, the Lender will, at the sole expense of the Grantor, execute and deliver to the Grantor such documents as the Grantor shall reasonably request to evidence such termination and deliver and transfer the Hypothecated Property to the Grantor.

7.03	Proceeds of Realization

The Lender may apply any proceeds of realization of the Hypothecated Property to payment of costs, fees and expenses, including those related to the realization of the Hypothecated Property, and the Lender may apply any balance to payment of all other Obligations in such order as the Lender sees fit. If there is any surplus remaining, the Lender may pay it to any person entitled thereto by law of whom the Lender has knowledge and any balance remaining may be paid to the Grantor. If the realization of the Hypothecated Property fails to satisfy the Obligations, the Grantor will be liable to pay any deficiency to the Lender.

7.04	No Waiver

The exercise by the Lender of any recourse shall not preclude the Lender from exercising any other recourse provided hereunder or by law. All the recourses of the Lender are cumulative and not alternative. The failure of or forbearance by the Lender to exercise any recourse hereunder does not constitute a renunciation to the later exercise of such recourse.

7.05	No Requirement to Exercise Other Rights

The Lender may exercise its rights arising from this Deed without being required to exercise its other rights against the Grantor or against any other person liable for the payment of the Obligations or to realize on any other security held for the payment of same.

7.06	Reasonable Care

The Lender shall only be required to exercise reasonable care in the exercise of its rights and the performance of its obligations. Moreover, it shall only be liable for its intentional fault or gross negligence.

7.07	Delegation of Rights

The Lender may delegate to another person the exercise of its rights or the performance of its obligations resulting from this Deed. In such a case, the Lender is authorized to provide that person with any information it may have concerning the Grantor or the Hypothecated Property.

7.08	Assignment

The rights of the Lender under this Deed may only be assigned by the Lender as permitted under the Early Advance Funding Agreement. The Grantor may not assign its obligations under this Deed whether in whole or in part.

7.09	Notices

Any demand, notice or other communication to be given in connection with this Deed must be given in writing and in accordance with Section 14.5 of the Early Advance Funding Agreement and shall be effective as provided therein.

7.10	Clauses Declared Inoperative

Should any provision of this Deed be invalid or inoperative, the other provisions shall remain fully operative.

7.11	Entire Agreement

This Deed has been entered into pursuant to the provisions of the Early Advance Funding Agreement and is subject to all the terms and conditions thereof and, if there is any conflict or inconsistency between the provisions of this Deed and the provisions of the Early Advance Funding Agreement, the rights and obligations of the parties will be governed by the provisions of the Early Advance Funding Agreement. Except as provided in the previous sentence, this Deed cancels and supersedes any prior understandings and agreements between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Lender and the Grantor with respect to the subject matter hereof except as expressly set forth herein or in the other Transaction Documents.

7.12	Electronic Execution

Any party may deliver an executed signature page to this Deed by electronic transmission (including a PDF copy) and such delivery will be as effective as delivery of a manually executed copy of the Deed by such party.

7.13	Governing Law

This Deed shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

7.14	French Language

The parties hereto have expressly required that this Deed and all documents and notices relating thereto be drafted in the English language. Les parties aux présentes ont expressément exigé que le présent acte et tous autres documents et avis qui y sont afférents soient rédigés en langue anglaise.

[Signature page follows]

AND THE PARTIES SIGN BELOW:

GRANTOR:

TURQUOISE HILL RESOURCES LTD.

per:
Name:
Title:

LENDER:

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

per:
Name:
Title:

SCHEDULE E

FORM OF PARENT GUARANTEE

THIS GUARANTEE is made as of September 5, 2022

BETWEEN:

TURQUOISE HILL RESOURCES LTD., a corporation continued under the laws of the Yukon Territory (the “Guarantor”)

AND:

RIO TINTO INTERNATIONAL HOLDINGS LIMITED, a private limited company incorporated under the laws of the United Kingdom (including its successors and assigns, the “Secured Party”)

WHEREAS the Guarantor has agreed to provide the Secured Party with a guarantee of the Obligations (as hereinafter defined) of Cuprum Metals Pte Ltd (the “Obligor”);

AND WHEREAS the Guarantor has agreed that if the guarantee is not enforceable, the Guarantor will indemnify the Secured Party or be liable as primary obligor;

AND WHEREAS In this instrument, unless something in the subject matter or context is inconsistent therewith, “Guarantee” means this instrument including its recitals as amended from time to time;

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Guarantor agrees with the Secured Party as follows:

ARTICLE 1 – INTERPRETATION

1.01	Interpretation

Capitalized terms used herein and not otherwise defined have the meanings given to them in the Early Advance Funding Agreement (as hereinafter defined).

1.02	Sections and Headings

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Guarantee. The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

1.03	Extended Meanings

In this Guarantee, words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations, limited liability companies and corporations. The term “including” means “including without limiting the generality of the foregoing”.

ARTICLE 2 – GUARANTEE

2.01	Guarantee

The Guarantor hereby unconditionally and irrevocably guarantees payment of all the debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Obligor to the Secured Party or remaining unpaid by the Obligor to the Secured Party under and pursuant to the secured early advance funding agreement made as of the date hereof (as amended, restated ,supplemented or otherwise modified from time to time, the “Early Advance Funding Agreement”) between the Obligor, the Guarantor and the Secured Party and the other Facility Documents (collectively, the “Obligations”).

2.02	Indemnity

If any Obligation is not duly paid by the Obligor and is not recoverable or performed under Section 2.01 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Secured Party from and against all losses resulting from the failure of the Obligor to pay such Obligation.

2.03	Primary Obligation

If any Obligation is not duly paid by the Obligor and is not recoverable or performed under Section 2.01 or the Secured Party is not indemnified under Section 2.02, in each case, for any reason whatsoever, such Obligation will, as a separate and distinct obligation, be paid by and be recoverable from the Guarantor as primary obligor.

2.04	Obligations Absolute

The liability of the Guarantor hereunder will be for the full amount of the Obligations without apportionment, limitation or restriction of any kind, will be continuing, absolute and unconditional and will not be affected by any law, regulation or other event, condition or circumstance or any other act, delay, abstention or omission to act of any kind by the Obligor, the Secured Party or any other person, that might constitute a legal or equitable defence to or a discharge, limitation or reduction of the Guarantor’s obligations hereunder, other than as a result of the indefeasible payment or extinguishment in full of the Obligations, including:

(a)	the invalidity, illegality or lack of enforceability of the Obligations or any part thereof or of any agreement between the Obligor and the Secured Party;

(b)	any impossibility, impracticability, frustration of purpose, illegality, force majeure or act of government;

(c)

the bankruptcy, winding up, liquidation, dissolution, moratorium, readjustment of debt or insolvency of the Obligor or any other person, including any discharge or bar against collection of any of the Obligations, or the amalgamation of or any change in the existence, structure, name, status, function, control, constitution or ownership of the Obligor, the Guarantor, the Secured Party or any other person;

(d)

any lack or limitation of power, incapacity or disability on the part of the Obligor or of the directors, partners or agents thereof or any other irregularity, defect or informality on the part of the Obligor in its obligations to the Secured Party;

(e)	any limitation, postponement, prohibition, subordination or other restriction on the right of the Secured Party to payment of the Obligations; or

(f)

any interest of the Secured Party in any property whether as owner thereof or as holder of a security interest therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral, and each of the foregoing is hereby waived by the Guarantor to the fullest extent permitted under Applicable Law. The foregoing provisions apply and the foregoing waivers will be effective to the fullest extent permitted under Applicable Law even if the effect of any action or failure to take action by the Secured Party is to destroy or diminish the Guarantor’s subrogation rights, the Guarantor’s right to proceed against the Obligor for reimbursement, the Guarantor’s right to recover contribution from any other person or any other right or remedy of the Guarantor.

ARTICLE 3 - DEALINGS WITH OBLIGOR AND OTHERS

3.01	No Release

The liability of the Guarantor hereunder will not be released, discharged, limited or in any way affected by anything done, suffered, permitted or omitted to be done by the Secured Party in connection with any duties or liabilities of the Obligor to the Secured Party or any security therefor including any loss of or in respect of any security received by the Secured Party from the Obligor or others. Without limiting the generality of the foregoing and without releasing, discharging, limiting or otherwise affecting, in whole or in part, the Guarantor’s liability hereunder, the Secured Party may, without obtaining the consent of or giving notice to the Guarantor:

(a)	discontinue, reduce, increase or otherwise vary the credit of the Obligor in any manner whatsoever;

(b)

make any change in the time, manner or place of payment under, or in any other term of, any agreement between the Obligor and the Secured Party or waive, in whole or in part and with or without conditions, the failure on the part of the Obligor to carry out any of its obligations under any such agreement;

(c)	grant time, renewals, extensions, indulgences, releases and discharges to the Obligor or any other person;

(d)	release or substitute, in whole or in part, any other guarantor of the Obligations or obtain a new guarantee of any of the Obligations from any other person;

(e)	subordinate, release, take or enforce, refrain from taking or enforcing or omit to take or enforce security or collateral from the Obligor or any other person or perfect, refrain from perfecting or omit to perfect security or collateral of the Obligor or any other person, whether occasioned by the fault of the Secured Party or otherwise;

(f)

to the extent permitted under Applicable Law, give or refrain from giving to the Obligor, the Guarantor or any other person notice of any sale or other disposition of any property securing any of the Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;

(g)	accept compromises from the Obligor or any other person;

(h)	marshal, refrain from marshalling or omit to marshal assets;

(i)

apply all money or other property at any time received from the Obligor or from its security upon such part of the Obligations as the Secured Party may see fit or vary any such application in whole or in part from time to time as the Secured Party may see fit; and

(j)

otherwise deal, delay or refrain from dealing or omit to deal with the Obligor, the Guarantor and all other persons and security as the Secured Party may see fit and do, delay or refrain from doing or omit to do any other act or thing that under Applicable Law might otherwise have the effect, directly or indirectly, of releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability hereunder.

3.02	No Exhaustion of Remedies

The Secured Party will not be bound or obligated to exhaust its recourse against the Obligor or other persons or any security or collateral it may hold or take any other action before being entitled to demand payment from the Guarantor hereunder.

3.03	Prima Facie Evidence

Any account settled or stated in writing by or between the Secured Party and the Obligor in respect of any Obligation will be prima facie evidence that the balance or amount thereof appearing due to the Secured Party is so due.

3.04	No Set Off

In any claim by the Secured Party against the Guarantor, the Guarantor may not claim or assert any set off, counterclaim, claim or other right that either the Guarantor or the Obligor may have against the Secured Party or any other person.

3.05	Continuing Guarantee

The obligations of the Guarantor hereunder will constitute and be continuing obligations and will apply to and secure any ultimate balance due or remaining due to the Secured Party and will not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money for the time being due or remaining unpaid to the Secured Party. This Guarantee will continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by the Secured Party upon the occurrence of any action or event including the insolvency, bankruptcy or reorganization of the Obligor or the Guarantor or otherwise, all as though such payment had not been made.

ARTICLE 4 - DEMAND

4.01	Demand

Upon the occurrence of an Event of Default that has not been either cured or waived in accordance with the provisions of the Early Advance Funding Agreement, the Secured Party will be entitled to make demand upon the Guarantor for payment of all Obligations. The Guarantor will pay to the Secured Party the total amount guaranteed hereunder forthwith after demand therefor is made to the Guarantor. In addition, the Guarantor will pay to the Secured Party forthwith upon demand all costs and expenses incurred by the Secured Party in collecting and enforcing the Obligations and in enforcing this Guarantee, including legal fees and disbursements on a full indemnity basis.

4.02	Stay of Acceleration

If acceleration of the time for payment of any amount payable by the Obligor in respect of the Obligations is stayed upon the insolvency, bankruptcy, arrangement or reorganization of the Obligor or any moratorium affecting the payment of the Obligations, all such amounts that would otherwise be subject to acceleration will nonetheless be payable by the Guarantor hereunder forthwith on the demand by the Secured Party.

4.03	Interest

Without duplication of interest accruing on the Obligations, the Guarantor will pay interest to the Secured Party on the unpaid portion of all amounts payable by the Guarantor under this Guarantee, including all costs and expenses incurred by the Secured Party in collecting and enforcing the Obligations and in enforcing this Guarantee, at the rate or rates provided in the Early Advance Funding Agreement for the Obligations, such interest to accrue from and including the date of demand by the Secured Party on the Guarantor to but excluding the date of payment thereof by the Guarantor.

ARTICLE 5 - ASSIGNMENT, POSTPONEMENT AND SUBROGATION

5.01	Assignment and Postponement

All debts and liabilities, present and future, of the Obligor to the Guarantor are hereby assigned to the Secured Party and postponed to the Obligations, and all money received by the Guarantor in respect thereof will be held in trust for the Secured Party and forthwith upon receipt will be paid over to the Secured Party, the whole without in any way lessening or limiting the liability of the Guarantor hereunder and this assignment and postponement is independent of the guarantee, indemnity and primary obligor obligations contained in this Guarantee and will remain in full force and effect until, in the case of the assignment, the liability of the Guarantor under this Guarantee has been discharged or terminated and, in the case of the postponement, until all Obligations are performed and indefeasibly paid in full.

5.02	Subrogation

The Guarantor will not be entitled to subrogation until (a) the Guarantor performs or makes indefeasible payment to the Secured Party of all amounts owing by the Guarantor to the Secured Party under this Guarantee, (b) the Obligations are indefeasibly paid in full and (c) the Secured Party has no further liability to advance money to, or incur any liability on behalf of, the Obligor. Thereafter, the Secured Party will, at the Guarantor’s request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

ARTICLE 6 - GENERAL

6.01	Waiver of Notices

(1)      The Guarantor hereby waives promptness, diligence, presentment, demand of payment, notice of acceptance and any other notice with respect to this Guarantee and the Obligations guaranteed hereunder, except for the demand pursuant to Section 4.01.

(2)      The Guarantor hereby waives any requirement for the Secured Party to provide copies of registrations, verification statements, financing statements, financing change statements or similar documents undertaken by the Secured Party pursuant to the Personal Property Security Act (British Columbia) or equivalent legislation in other jurisdictions (including the Civil Code of Québec).

6.02	Binding Effect of the Guarantee

This Guarantee will be binding upon the successors of the Guarantor and will enure to the benefit of the Secured Party and its successors and assigns.

6.03	Foreign Currency Obligations

The Guarantor will make payment relative to each Obligation in the currency (the “original currency”) in which the Obligor is required to pay such Obligation. If the Guarantor makes payment relative to any Obligation to the Secured Party in a currency (the “other currency”) other than the original currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Obligation only to the extent of the amount of the original currency that the Secured Party is able to purchase with the amount of the other currency it receives on the date of receipt, as determined by the Secured Party in accordance with its normal practice. If the amount of the original currency that the Secured Party is able to purchase is less than the amount of such currency originally due in respect of the relevant Obligation, the Guarantor will indemnify and save the Secured Party harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Secured Party and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order. A certificate of the Secured Party as to any such loss or damage will constitute prima facie evidence thereof, in the absence of manifest error.

6.04	Entire Agreement

This Guarantee constitutes the entire agreement between the Guarantor and the Secured Party with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties except as expressly set forth herein. The Secured Party will not be bound by any representations or promises made by the Obligor to the Guarantor and possession of this Guarantee by the Secured Party will be conclusive evidence against the Guarantor that this Guarantee was not delivered in escrow or pursuant to any agreement that it should not be effective until any condition precedent or subsequent has been complied with and this Guarantee will be operative and binding against the Guarantor notwithstanding the non execution thereof by any other proposed signatory.

6.05	Financial Condition of Obligor

The Guarantor is fully aware of the financial condition of the Obligor. So long as any of the Guarantor’s obligations hereunder remain undischarged the Guarantor will assume sole responsibility for keeping itself informed of the financial condition of the Obligor and of all circumstances bearing upon the nature, scope and extent of the risk that the Guarantor assumes or incurs hereunder and the Secured Party will not have a duty to advise the Guarantor of information known to the Secured Party regarding such circumstances or risks.

6.06	Acknowledgement of Documentation

The Guarantor acknowledges receipt of a true and complete copy of each of the Facility Documents and all of the terms and conditions thereof. So long as any of the Guarantor’s obligations hereunder remain undischarged the Guarantor will assume sole responsibility for keeping itself informed, and requesting and obtaining copies from the Obligor or otherwise, of all amendments, modifications, supplements, restatements and replacements of the Facility Documents and the Secured Party will not have a duty to advise or provide copies to the Guarantor of any such amendments, modifications, supplements, restatements and replacements.

6.07	Amendments and Waivers

No amendment to this Guarantee will be valid or binding unless set forth in writing and duly executed by the Guarantor and the Secured Party. No waiver of any breach of any provision of this Guarantee will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

6.08	Severability

If any provision of this Guarantee is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Guarantee and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either the Secured Party or the Guarantor.

6.09	Notices

Any demand, notice or other communication to be given in connection with this Guarantee shall be given in accordance with Section 14.5 of the Early Advance Funding Agreement.

6.10	Discharge

Unless all obligations of the Guarantor hereunder have been indefeasibly paid or performed, the Guarantor will not be discharged from any of its obligations hereunder except by a release or discharge signed in writing by the Secured Party.

6.11	Remedies Cumulative

The rights and remedies of the Secured Party hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by the Secured Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which the Secured Party may be entitled.

6.12	Governing Law

This Guarantee is governed by and will be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

6.13	Arbitration

The Guarantor and the Secured Party agree that any matter in dispute under this Agreement will be determined by arbitration in accordance with Part 16 of the PPA, mutatis mutandis, and, for the avoidance of doubt, the provisions of Part 16 of the PPA permitting a party to apply to a court of competent jurisdiction in the circumstances set out therein (including, without limitation, for the purpose of seeking temporary injunctive relief) shall apply to this Guarantee, mutatis mutandis, provided that the Guarantor and the Secured Party submit to the non-exclusive jurisdiction of the courts of the Province of British Columbia in such circumstances.

6.14	Executed Copy

The Guarantor acknowledges receipt of a fully executed copy of this Guarantee.

[The Remainder of this Page is Intentionally Blank]

IN WITNESS WHEREOF the Guarantor has signed and delivered this Guarantee.

TURQUOISE HILL RESOURCES LTD.

Per:
(authorized signature)

SCHEDULE F

ORGANIZATIONAL

CHART

[Redacted]

SCHEDULE G

FORM OF FUNDING REQUEST

[Redacted]

SCHEDULE H

FLOW OF INVESTMENT FUNDS

[Redacted]